Exhibit 3.19

8th Floor, 543 Granville Street
Vancouver, British Columbia
CANADA    V6C 1X8
Telephone: (604) 688-6577    Fax: (604) 688-3818
email: info@fqml.com    website: www.first-quantum.com

ANNUAL INFORMATION FORM

AS AT DECEMBER 31, 2005

DATED: MARCH 31, 2006

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TABLE OF CONTENTS

DATE, CURRENCY AND OTHER INFORMATION	1
CAUTION WITH RESPECT TO FORWARD-LOOKING STATEMENTS AND INFORMATION	1
CORPORATE STRUCTURE	1
NAME AND INCORPORATION	1
INTERCORPORATE RELATIONSHIPS	2
INVESTMENTS	2
Carlisa Investments Corp	2
Anvil Mining Limited	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
OVERVIEW	2
THREE YEAR HISTORY	3
SIGNIFICANT ACQUISITIONS	5
DESCRIPTION OF THE BUSINESS	6
INTRODUCTION	6
OPERATIONS	6
Bwana-Lonshi Division	6
(i) Bwana	6
(ii) Lonshi	8
Kansanshi Division	11
DEVELOPMENT PROJECTS	15
(i) Guelb Moghrein	15
(ii) Frontier	16
EXPLORATION	19
Zambia	19
DRC	19
ENVIRONMENTAL MATTERS	20
CREDIT FACILITIES	22
ENVIRONMENTAL, HEALTH, SAFETY AND SOCIAL POLICIES	22
COPPER MARKET IN 2005	22
COPPER PRODUCTION PROCESS	23
GEOGRAPHIC AREAS OF OPERATIONS	24
Zambia	24
DRC	25
Mauritania	25
RISK FACTORS	26
Disclosure Regarding Forward-Looking Statements	26
Mining and Processing	26
Mine Development	27
Copper and Other Metals Prices	27
Ore Reserve and Resource Estimates	27
No Assurance of Titles or Boundaries	28
Estimation of Asset Carrying Values	28
Exploration	28
Insurance	28
Governmental and Environmental Regulation	28
International Operations	29
Political Unrest	29
Health	30
Currency	30
Effects of Inflation on Results of Operations	30

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Key Personnel	30
Share Price Volatility	30
Financing	30
CAPITAL STRUCTURE	30
DIVIDENDS	31
MARKET FOR SECURITIES	31
TRADING PRICE AND VOLUME	31
DIRECTORS AND OFFICERS	32
AGGREGATE OWNERSHIP OF SECURITIES	33
CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES	33
PENALTIES OR SANCTIONS	33
PERSONAL BANKRUPTCIES	33
CONFLICTS OF INTEREST	33
MATERIAL CONTRACTS	33
INTERESTS OF EXPERTS	33
TRANSFER AGENT AND REGISTRAR	34
AUDIT COMMITTEE DISCLOSURE	34
ADDITIONAL INFORMATION	35

DATE, CURRENCY AND OTHER INFORMATION

Unless otherwise indicated, the information in this annual information form (“AIF”) is given as of December 31, 2005. All amounts in this AIF are expressed in United States dollars, unless otherwise indicated. References to “Cdn$” are to Canadian dollars, “A$” are to Australian dollars and € are to Euros, where and if applicable. For reference the following currency average exchange rates for 2005 and at December 31, 2005 should be noted: one Canadian dollar for 1.21173 and 1.1660 United States dollars, respectively; one Euro for 0.80453 and 0.8444 United States dollars, respectively; and one Australian dollar for 1.31234 and 1.3703 United States dollars, respectively. “SEDAR” means the System for Electronic Document Analysis and Retrieval, the publicly accessible database used for the filing of public securities information as required by securities regulatory agencies in Canada.

CAUTION WITH RESPECT TO FORWARD-LOOKING
STATEMENTS AND INFORMATION

This AIF applies to the business activities and operations of First Quantum Minerals Ltd. (the “Company”) for the year ended December 31, 2005, unless otherwise indicated. Certain of the information contained in this document constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities legislation. Such forward-looking statements or information, including but not limited to those with respect to the prices of copper, gold and sulphuric acid, estimated future production, estimated costs of future production, estimated timetables, estimated dates of completion, commissioning and commercial production, the Company’s hedging policy and time lines for permitting, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such factors include, among others, the actual prices of copper, gold and sulphuric acid, the factual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in documents filed by the Company from time to time with the securities commissions of British Columbia, Alberta and Ontario, the Autorité des marchés financiers in Quebec and the United States Securities and Exchange Commission including, without limitation those risk factors set out in this AIF. For resource and reserve figures appearing herein, varying cut-off grades have been used depending on the mine, methods of extraction and types of ore contained in the orebody.

CORPORATE STRUCTURE

Name and Incorporation

The Company was incorporated under the Company Act (British Columbia) on December 21, 1983 under the name of Xenium Resources Ltd. The Company changed its name to Xenium Resources Inc. on January 25, 1984, to Zeal Capital Ltd. on November 29, 1989 and to First Quantum Ventures Ltd. on June 16, 1994. On July 18, 1996, the Company changed its name to its current name, First Quantum Minerals Ltd., and continued its incorporation into the Yukon, pursuant to the provisions of the Business Corporations Act (Yukon). On June 7, 2002, First Quantum amalgamated with its wholly-owned subsidiary, First Quantum Minerals (Yukon) Ltd. pursuant to the provisions of the Business Corporations Act (Yukon). On August 11, 2003 the Company’s jurisdiction of incorporation was continued from the Yukon to the federal jurisdiction under the Canada Business Corporations Act (“CBCA”). The Company was continued to the Province of British Columbia under the Business Corporations Act (British Columbia) (“BCA”) on June 3, 2005.

The address of the head office and the registered and records office of the Company is 8th Floor, 543 Granville Street, Vancouver, British Columbia, V6C 1X8. The Company also has representative offices located in Perth, Australia and Horsham, England. The mine site offices are at the Bwana Mkubwa solvent extraction/electrowinning (“SX/EW”) facility (“Bwana”), Kansanshi copper mine (“Kansanshi”) in Zambia, the Lonshi copper mine (“Lonshi”) in the Democratic Republic of Congo (“DRC”) and the Guelb Moghrein mine (“Guelb Moghrein”) in Akjoujt, Mauritania.

The Company also has administrative offices for Compagnie Miniera de Sakania sprl (“Comisa”) in Lubumbashi, DRC; FQM (Zambia) Ltd. (“FQM(Z)”) in Ndola, Zambia; and Mauritanian Copper Mines SARL (“MCM”) Nouakchott, Mauritania.

Intercorporate Relationships

The following table illustrates the intercorporate relationships between the Company and its material subsidiaries and sets out the respective jurisdictions of incorporation of such subsidiaries and the percentage of their voting securities held directly or indirectly by the Company.

As at December 31, 2005

Name of Subsidiary	Percentage of Voting Securities Owned or Effectively Controlled, Directly or Indirectly by the Company	Jurisdiction of Incorporation/Continuance

Afro American Finance Corporation	100%	Barbados

FQM Zambia Ltd.	100%	Zambia

Sumtech (Private) Limited	100%	Zimbabwe

Oryx Limited	100%	Barbados

Cover Investments Limited	100%	Ireland

First Quantum Mining and Operations Limited	100%	Zambia

Tree Trunk Holdings Ltd.	100%	British Virgin Islands

Skyblue Enterprises Inc.	100%	British Virgin Islands

Black Bark Investments Ltd.	100%	British Virgin Islands

Kansanshi Holdings Ltd.	100%	Ireland

Kansanshi Mining PLC	80%	Zambia

Mauritan Holdings Ltd.	100%	British Virgin Islands

Mauritanian Copper Mines SARL	80%	Mauritania

International Quantum Resources Ltd.	100%	British Virgin Islands

Compagnie Miniera de Sakania sprl	100%	Democratic Republic of the Congo

Ste Frontier sprl	100%	Democratic Republic of the Congo

Investments

Carlisa Investments Corp.

The Company holds an 18.8% interest in Carlisa Investments Corp., which holds a 90% interest in Mopani (as defined hereinafter). Mopani is a privately held company registered in Zambia. The carrying value of this investment as at December 31, 2005 was $9.5 million. As Carlisa Investments Corp. is a private company, only limited public information is available for dissemination. However, in 2005, Mopani produced approximately 132,000 tonnes of copper and had assets as at December 31, 2005 in excess of $700 million.

Anvil Mining Limited

The Company, through a wholly-owned subsidiary and after selling its 15.7% equity interest in Anvil Mining Limited (“Anvil”), continued to hold 296,631 warrants entitling the Company purchase an equal amount of common shares in Anvil at $0.92 per common share. The expiry date for the warrants was January 15, 2006. The Company, through its wholly-owned subsidiary, exercised the warrants effective January 12, 2006, after payment of Aus$1.20. As at the date of this AIF, the Company continues to hold indirectly 296,631 common shares of Anvil.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is an international mining company which has grown through a combination of exploration, development and operation of mining projects in Africa.

The common shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “FM” and also trade on the Alternative Investment Market (“AIM”) operated by the London Stock Exchange under the symbol “FQM”.

The Company’s principal activities include mineral exploration, development and mining. Its focus is on the copper sector in Zambia and the DRC, though this does not exclude exposure to other geographic regions or commodities. The Company’s operations in Zambia include Bwana (100% owned) and Kansanshi (80% owned). In addition, in the DRC, First Quantum operates the 100% owned Lonshi, which provides oxide copper ore for processing at Bwana.

The Company also holds a 100% interest in the Frontier Copper Deposit (“Frontier”) which is in the development stage and an 80% interest in the Guelb Moghrein mine which is nearing completion. The Company holds an effective 16.9% interest in Mopani Copper Mines Plc (“Mopani”) which operates both the Nkana underground copper mine and cobalt refinery and the Mufulira underground copper mine, smelter and copper refinery in Zambia.

As at December 31, 2005, the Company employed approximately 4,000 employees, contractors and consultants.

Three Year History

The following is a summary of the general development of the Company’s business over the last three financial years:

2003

—	In May of 2003, the Company guaranteed the draw down of a $6 million export secured lease facility for International Quantum Resources Limited, the Company’s wholly-owned subsidiary, provided by Banque Belgolaise S.A. (“BBL”). The facility was used for the finance and re-finance of mining equipment for the operation of Lonshi.

—	In June of 2003, the Company completed a public offering of 5.5 million common shares of the Company at a price of Cdn$5.35 per share, raising gross proceeds of Cdn$29.5 million. The Company used the net proceeds from the offering mainly to fund the development of Kansanshi in Zambia and also for working capital and general corporate purposes.

—	In November of 2003, the Company, through one of its subsidiaries, signed a secured $30 million loan facility with Standard Chartered Bank (“SCB”). The SCB facility was used to re-finance the outstanding debt of $10 million from a May 2002 SCB facility, to pay for additional capital expenditure requirements at Bwana, to pay $5.5 million for the Solwezi acid plant and for general working capital purposes.

—	In December of 2003, the Company, through its 80% owned subsidiary Kansanshi Mining, Plc (“KMP”), entered into a secured $120 million senior facility agreement with Standard Bank Group and WestLB AG to finance the design, construction, operation and maintenance of Kansanshi.

—	In December of 2003, the Company, through KMP, entered into a secured subordinated facility agreement with European Investment Bank (“EIB”) for €34 million also to finance the design, construction, operation and maintenance of Kansanshi.

—	In December of 2003, the Company, through KMP, signed a $6 million short term loan facility with Standard Bank London to finance KMP’s capital contribution pursuant to a connection agreement between KMP and ZESCO Limited (the Zambian power utility), which provided for the construction of a new power line to service Kansanshi.

—	In December of 2003, the Company’s common shares were added to the then TSE 300 Composite Index.

2004

—	In February of 2004, the Company completed a public offering of 3.75 million common shares of the Company at a price of Cdn$16.00 per share raising gross proceeds of Cdn$60.0 million primarily for working capital and general corporate purposes, exploration and development and other projects and potential acquisitions.

—	In March of 2004, associated with the total Kansanshi financing package, the Company entered into two facilities: a $30 million facility with BBL and Export Development Canada to finance mining equipment purchases, and a $25 million facility with Glencore AG (“Glencore”) to provide for additional capital costs.

—	In March of 2004, the Company entered into one tolling agreement with Mopani and three offtake agreements with Glencore with respect to Kansanshi (see “Kansanshi Copper Mine in Zambia”).

—	In June of 2004, the Company entered into a heads of agreement to acquire an 80% interest in Guelb Moghrein in the Islamic Republic of Mauritania.

—	In November of 2004, the Company entered into an asset sale agreement to complete the purchase of Guelb Moghrein.

2005

—	The Company, through a wholly-owned subsidiary and after selling its 15.7% equity interest in Anvil, continued to hold 296,631 warrants entitling the Company purchase an equal amount of common shares in at $0.92 per common share. The expiry date for the warrants was January 15, 2006. The Company, through its wholly-owned subsidiary, exercised the warrants effective January 12, 2006, after payment of Aus$1.20. As at the date of this AIF, the Company continues to hold indirectly 296,631 common shares of Anvil.

—	In February of 2005, the Company announced that Kansanshi, originally expected to have an average finished copper production of 100,000 tonnes per annum, would have an average finished copper production of 145,000 tonnes per annum between 2006 and 2009. The increased production figure was the result of both capital additions to Kansanshi’s sulphide milling circuit during initial construction, under an additional capital expenditure program.

—	In March of 2005, the Company announced that it would pay an inaugural dividend of Cdn$0.06 per common share to shareholders of record as at April 11, 2005. The dividend was paid on April 25, 2005. In addition, the Company established a dividend policy pursuant to which it would pay two dividends per year, the first an interim dividend declared after the release of the second quarter results and set at one-third of the total dividends paid in the previous year, and the second based upon the financial performance of the Company for the current year.

—	In March of 2005, the Company, through a wholly-owned subsidiary, purchased a second-hand pressure oxidation facility from the Turquoise Ridge operations of Placer Dome Inc. located in Nevada. As at December 31, 2005, three high pressure leach units from the facility were in route from South Africa for installation at Kansanshi. One of the units was damaged during the transportation.

—	In April of 2005, Kansanshi commenced commercial production after the completion of certain performance tests and commissioning, which took place between November, 2004 and April, 2005.

—	On June 3, 2005, the Company was continued under the Business Corporations Act (British Columbia) from the federal Canada Business Corporations Act.

—	Effective June 23, 2005, Mr. Stuart “Tookie” Angus, who had served as a director of the Company since December of 1997, resigned as a director of the Company. On June 27, 2005, the Company announced that Mr. Andrew B. Adams had joined the board of directors of the Company.

—	Effective July 1, 2005, the Company adopted a new mine plan for Lonshi to increase the mine strip ratio from 12:1 to 26:1.

—	In July of 2005, a €14 million EIB credit facility in respect of Bwana-Lonshi was repaid from proceeds of an $11.5 million credit facility entered into by the Company with SCB.

—	In August of 2005, the Company announced that it would pay its first interim dividend of Cdn$0.02 per common share to shareholders of record based on a record date of August 26, 2005. The dividend was paid to shareholders on September 16, 2005. The dividend represented one third of the dividend paid by the Company earlier in April of 2005 in respect of the 2004 financial year, in accordance with the Company’s dividend policy.

—	Effective August 31, 2005, Mr. Robert Watts, who had served as a director of the Company since September of 1999, resigned as a director.

Significant Acquisitions

The Company did not complete any significant acquisitions or significant dispositions during the year ended December 31, 2005. However, on January 18, 2006, the Company announced that it would be making an unsolicited offer to acquire all of the outstanding common shares of Adastra Minerals Inc. (“Adastra”) at an implied offer price of approximately Cdn$2.23 per share, based on the closing price of the Company’s common shares on the TSX on January 17, 2006 of Cdn$38.94. Under the offer, each Adastra common shareholder would be entitled to receive one common share of the Company for each 17.5 common shares of Adastra held.

On February 2, 2006, the Company filed with securities regulatory agencies in Canada and the United States its formal offer to acquire all of the outstanding common shares of Adastra and began mailing the takeover bid circular and related documents to the common shareholders of Adastra in residing in those jurisdictions in which the offer could lawfully be made. The takeover bid circular confirmed the consideration of the Company’s offer at one common share of the Company for every 17.5 common shares of Adastra held by an Adastra common shareholder.

On February 17, 2006, Adastra responded to the Company’s formal offer by filing a directors’ circular with the relevant securities regulatory agencies in which the board of directors of Adastra unanimously recommended that Adastra shareholders reject the Company’s formal offer and not tender their Adastra common shares to the bid. The Company issued a press release on February 23, 2006 which responded to the issues raised in Adastra’s directors’ circular. In its press release, the Company encouraged Adastra shareholders to tender to the Company’s offer and requested that Adastra shareholders consider certain information contained in the Adastra directors’ circular and the Company’s press release before making any final decision about depositing under the Company’s offer.

On March 10, 2006, the Company filed with securities regulatory agencies in Canada and the United States a notice of variation, extending its formal offer to Adastra common shareholders until March 20, 2006. In addition, the notice of variation amended one of the conditions of its formal offer by providing that the Company would be free to terminate its formal offer at any time prior to expiry in the event that a proposed transaction between Adastra and Mitsubishi Corporation, under which Adastra proposed to sell a part of its interest in the Kolwezi tailings project in the DRC, were consummated.

On March 20, 2006, the Company announced that it was amending its formal offer for Adastra by extending it until March 31, 2006 and by allowing Adastra common shareholders depositing under the Company’s formal offer to receive, subject to pro ration based on maximum amounts of cash (approximately Cdn$36.3 million) and Company common shares (approximately 4.9 million on a fully diluted basis), either (i) Cdn$2.65 in cash for each Adastra common share deposited or (ii) one common share of the Company for each 14.76 common shares of Adastra deposited. In addition, the Company lowered its minimum offer acceptance condition under the formal offer from 66 and 2/3 per cent to 50.1 per cent. Except for these amendments and the amendment set out in the previous notice of variation, the Company’s formal offer remained unchanged. The Company filed with securities regulatory agencies in Canada and the United States a notice of variation setting out these changes on March 21, 2006.

On March 24, 2006 Adastra responded to the Company’s amended formal offer of March 20, 2006 by filing a notice of change to their directors’ circular with the relevant securities regulatory agencies in which the board of directors of Adastra unanimously recommended that Adastra shareholders reject the revised offer of the Company. The Company issued a press release on February 28, 2006 which responded to the issues raised in Adastra’s amended directors’ circular of March 24, 2006. In its press release, the Company encouraged Adastra shareholders to tender to the Company’s revised offer and recommended that Adastra shareholders consider certain information contained in Adastra’s amended directors’ circular and the Company’s press release prior to making any final decision about depositing under the Company’s offer, as amended.

Additional information regarding the Company’s formal can be found on SEDAR at www.sedar.com.

DESCRIPTION OF THE BUSINESS

Introduction

The Company’s operations are at present focused and located within that part of Zambia and the DRC known as the “Copperbelt”. The Copperbelt is a northwest trending zone, 600 kilometres long by 50 kilometres wide, containing one of the world’s greatest concentrations of copper deposits. The arc of copper deposits extends from Ndola, Zambia in the east (and includes certain well known Zambian mines), stretches across the border into the DRC and then west into Angola and the northwestern portions of Zambia.

Copper has played a dominant role in Zambia’s economic history, providing at times 85% of its foreign exchange. Copper production reached a peak of 700,000 tonnes per year during the period 1969-1976 before beginning a progressive decline, due to a lack of investment, to a low of 250,000 tonnes in 1999. The relatively recent privatization of the mining industry in both Zambia and the DRC is revitalizing the Copperbelt mines through the introduction of new human and financial capital. Due to the recent increase in copper prices, the Copperbelt is currently undergoing a significant transformation and new foreign investment and assistance is improving business conditions in the country.

Operations

Bwana-Lonshi Division

(i)    Bwana

Project Overview and History

The facility at Bwana is governed by a mining license, registration number ML276, which was issued by the Government of the Republic of Zambia (“GRZ”) on April 19, 1996. This license permitted copper mining and development activities in the Ndola area for a period of ten years. Subsequently, on May 13, 1997, a large scale mining license, registration number LML19, was issued to Bwana by GRZ for copper mining operations in the Ndola area for a period of ten years and superseded the first and applies to an area of approximately 5600 hectares.

In the first quarter of 1998, the Company completed construction of a 10,000 tonne per annum (“tpa”) copper cathode SX/EW tailings retreatment and sulphuric acid plant at Bwana.

Bwana involved the re-treatment of copper tailings, created from previous mining operations, and the manufacture of sulphuric acid. In 2001, construction of a second sulphuric acid plant was completed at Bwana and, total acid production at Bwana increased from 105,000 tpa to 140,000 tpa. The second acid plant was built in response to the continuing shortage of sulphuric acid in Zambia and the DRC. From 1998 through to 2002, an aggregate of 7,370,000 tonnes of tailings with a grading of 0.7% copper were treated at Bwana. In late 2000, the Company discovered the Lonshi copper deposit and carried out an aggressive exploration program through 2001.

In early 2002, the Company completed the first phase of construction of an expansion at Bwana to increase minimum production capacity by 30,000 tpa of London Metals Exchange (“LME”) grade copper cathode. The expansion consisted of the installation of crushing, milling and pre-leach filtration facilities necessary to process ore from Lonshi. Processing via blending with existing tailings from Bwana commenced in March 2002. Phase two of the construction, to expand the leach, filtration, solvent extraction and electrowinning facilities, was completed in November 2002. By the end of 2002, the tailings from Bwana were principally depleted and Lonshi ore was and continues to be used for cathode copper production. Modifications to the facilities in 2003 and 2004 currently allow for a production capacity of 45,000 tpa of cathode copper.

In 2003, Bwana produced 29,513 tonnes (65.0 million pounds) of copper and 75,228 tonnes of surplus acid. Additional plant modifications in 2003 at Bwana provided for an increase in name plate capacity to 35,000 tpa of cathode copper.

In 2004, capitalizing on improved copper prices, additional plant modification and expansions further increased the capacity at Bwana to 45,000 tpa. Bwana produced 41,546 tonnes (91.5 million pounds) copper and 66,460 tonnes of surplus acid in 2004.

In 2005, construction of the Bwana-Lonshi division’s acid plant in Solwezi was completed. In 2005, Bwana produced 49,538 tonnes of cathode copper and 260,796 tonnes of acid of which 32,601 tonnes were sold to third parties with the remainder being consumed in the Company’s operations. Its strip ratio for the year was 18:1, despite the revised strip ratio of 26:1 established in July of 2005. Since 2003, an aggregate of 119,597 tonnes of copper cathode have been produced at Bwana.

Accessibility, Infrastructure, Employees and Physiography

Bwana is located approximately six kilometres southeast of the city of Ndola in the Zambian portion of the Copperbelt. Ndola is served internationally by airport which provides direct air service from and to South Africa. Domestic air services are available through the international airport in the capital of Lusaka. Bwana is also accessible by both road and rail. A 1.5 kilometre rail spur from the Bwana railway station connects Bwana to the Zambian railway network. Ndola is served by Zambia Railways which, in turn, links to the southern African rail system. Fully paved roads link Ndola with all other towns in the Copperbelt to the west, and with Lusaka to the south. The operations at Bwana cover an aggregate area of approximately 900 hectares. The total hectares under licence in respect of Bwana amount to just over 5,600.

The main road to Lusaka from Ndola passes approximately two kilometres west of Bwana which is accessed via a three kilometre paved then unsurfaced road, which passes adjacent to the main original open pit at Bwana. Lonshi is located within three kilometres of the DRC border, and approximately 40 kilometres by road southeast of Bwana.

As at December 31, 2005, Bwana employed approximately 780 full and part-time employees and contractors.

Production Review

The production statistics for the last three years for the Bwana-Lonshi division are as set out in the following table:

	Unit	2005	2004	2003

Ore Processed (Oxide)	Tonnes	1,352,000	980,000	722,000

Copper Grade	%Cu	5.1	5.5	4.8

Acid Production	Tonnes	260,796	140,200	132,951

Copper Production	Tonnes	49,538	41,546	29,513

Total Cost Copper	$/lb	0.93	0.62	0.62

Cash Cost Copper(1)	$/lb	0.68	0.46	0.44

(1)	Cash cost copper amounts arrived at after subtracting acid credits.

Bwana has in place all the necessary Zambian environmental permits and licenses required to operate its electrowinning facility.

Sales of Copper and Sulphuric Acid

Bwana copper cathodes are typically transported by road in trucks to Durban, South Africa. The Company sells all of its copper cathodes at the facility gate and has an off-take agreement with Republic House AG (“Republic House”). The agreement which began in January of 2005, as amended, has a term equivalent to the remaining life of Bwana and provides that the Company must deliver to Republic House all of the production of Bwana.

Some of the sulphuric acid produced by Bwana is sold to third party mining companies operating within the Copperbelt. However, in 2005, most of the sulphuric acid produced was consumed in the Company’s operations. In addition, 85,330 tonnes of acid produced by the Bwana-Lonshi division was produced for and consumed at Kansanshi.

(ii)    Lonshi

The information on Lonshi contained herein is based in part on a technical report, dated as of January 30, 2003 as amended in a report dated March 6, 2003, prepared by Clive Newall, President of the Company, and Alan Stephens, now a consulting geologist for the Company, in accordance with the requirements of NI 43-101. Each of Messrs. Newall and Stephens is a qualified person under NI 43-101. The technical report, as amended, is incorporated herein by reference and is available for review on SEDAR at www.sedar.com.

Project Overview and History

The copper mine at Lonshi is located in the DRC and is owned and operated by Comisa, a wholly-owned subsidiary of the Company. The area around Lonshi had been explored and drilled in the 1930s, according to records located in Belgium and the DRC. However, other than these efforts, no other activity had occurred on the site until the Company discovered the deposit in late 2000 as a result of its efforts to secure new oxide feed for Bwana. Three drilling campaigns during the period from November of 2000 to September of 2002, resulted in the definition of a mineable mineral resource. Mining operations commenced in August of 2001. Following principal depletion of the tailings, Bwana was modified to accept Lonshi ore and was subsequently expanded over a two year period to a current capacity of in excess of 45,000 tpa of cathode copper. In November of 2004, an Environmental Adjustment Plan (“EAP”) was implemented. The Company filed the EAP in accordance with the requirements of the new mining code of the DRC. Bwana purchases the Lonshi ore from Comisa for processing.

Property Description, Permits, Location, Accessibility, Employees, Infrastructure and Physiography

Lonshi is located in the Pedicle region of the Province of Katanga in the DRC, within three kilometres of the border between the DRC and Zambia and is approximately 36 kilometres southeast of Bwana in Zambia.

Lonshi lies within the Kipilunga Exploitation Concession (concession number 235), which was granted to Comisa by ministerial order on June 25, 2001, for a period of 40 years. The concession, which measures 132 square kilometres in area, is owned 100% by Comisa, and entitles Comisa to mine and develop the concession area and to extract copper, cobalt, manganese and nickel. Comisa’s concession number 235, which includes Lonshi, was converted to an exploitation permit with all the same rights valid for a period of 20 years beginning June 25, 2001.

Comisa has obtained all operating permits required under DRC laws and regulations currently in force to operate Lonshi. Lonshi has been in continuous operation since September of 2001. Lonshi is governed by a mining agreement between the DRC, Bwana and Comisa, dated May of 2001. It should be noted that the mining sector in the DRC is now governed by law no 007/2002 of 11 July 2002 (also known and referred to in this AIF as the “mining code”) and its applicable regulations known as the “Mining Regulations” established by decree no 038/2003, March 26, 2003.

Lonshi is located in flat terrain, with an average elevation of 1,300 metres. Vegetation includes a mixture of open savannah grassland, tropical forest and marsh. Access to Lonshi from Bwana is by way of a Bwana owned and operated 40 kilometre dedicated-to-long-haul road. There are no towns of any size in the vicinity of Lonshi in the DRC. The nearest town is Ndola, located in Zambia. Lonshi is an open pit mine and has supplied high grade copper oxide ore to Bwana since 2002.

Lonshi operates year round. Ore mining is primarily focused on the dry months of the season (April to October). Waste stripping continues to be carried out during the wet season. Lonshi has an office and full maintenance service capacity and, as at December 31, 2005 employed approximately 800 full and part-time employees and contractors. The Company constructed a village near Lonshi which includes a community clinic, small primary school and 260 single housing units. The village is supplied with fresh water and is part of an anti-malaria spraying campaign.

During 2005, equipment used in the mining operation included Volvo-40 ton articulated dump trucks, Hitachi 330, ZX 850 and ZX 1200 excavators, Komatsu PC 800 excavators, Volvo 720B graders, Cat D8, D7G and 824G dozers, Cat 425 TBLs, Atlas Capco drill rigs with compressors and one Tamrock Pandera drill rig.

Geological Setting and Mineralization

Mineralization is hosted within an average 15 meter thick package of weathered Roan sediments which are relatively easy to mine. Grade control is approximately 90% visual. Argillaceous sediments, marbles and schists overlie the Roan sediments.

The orebody at Lonshi is sited at the thrusted contact of an altered and sheared conglomerate with overlying dolomitic marble. Sulphide mineralization, mainly chalcopyrite, occurs as carbonate clast replacement in the conglomerate, and as dissemination and rare veinlets in both conglomerate and dolomite. The dolomite, which is weathered, is now a residual black silty rock known as Terre Noire which hosts a major secondary oxide mineralization.

Mineral Resource and Mineral Reserve Estimates

The mineral resource at Lonshi as at December 31, 2005 is based on all drilling programs and the block model estimate undertaken in February of 2006. The pit survey for December 31, 2005 was undertaken by Scientific Services. The mineral reserve is based on a pit optimization conducted by DevMine Pty Limited and reported by Nick Journet. The qualified person, under NI 43-101, responsible for the updated mineral resource, is Gayle Hanssen of Digital Mining Services in Harare, Zimbabwe.

Mineral Resource – Oxide

Orebody	Category	Volume	Tonnes	% AsCu	% TCu	Tonnes AsCu

Lonshi	Measured	1,370,606	2,970,221	5.83	6.78	173,063

	Indicated	195,313	491,797	5.44	6.05	26,774

	Inferred	20,605	50,425	5.83	6.78	2,938

	Total	1,586,524	3,512,443	5.77	6.68	202,775

	Total Measured and Indicated	1,565,919	3,462,018	5.77	6.68	199,837

Mineral Resource – Sulphide

Orebody	Category	Volume	Tonnes	% AsCu	% TCu	Tonnes AsCu

Lonshi	Measured	290,430	817,236	1.32	5.70	46,590

	Indicated	68,750	193,741	1.93	7.72	14,966

	Inferred	69,434	201,230	1.32	5.70	11,472

	Total	428,614	1,212,207	1.41	6.02	73,028

	Total Measured and Indicated	359,180	1,010,977	1.43	6.09	61,556

Mineral Reserve – Oxide

Orebody	Category	Volume	Tonnes	% AsCu	% TCu	Tonnes AsCu

Lonshi	Proven	882,715	1,654,795	7.22	8.24	119,476

	Probable	60,645	122,207	6.29	7.11	7,687

	Inferred	997	1,938	5.83	6.78	113

	Total	944,337	1,778,940	7.15	8.16	127,276

	Total Proven & Probable	943,360	1,777,002	7.16	8.16	127,163

The estimates of mineral resources and mineral reserves will not be materially affected by any known environmental, permitting, legal, title, taxation or social-political issues.

Exploration

The 2005 drilling program at Lonshi comprised of 17,978 metres of drilling in 141 holes with 11,963 samples prepared and analyzed. There were a further 20 sterilization holes drilled to 1,015 metres and 106 samples prepared and analyzed. It should be noted that the data from the 2005 drilling program has been included in the above resource and reserve estimates.

Production Review

Certain production statistics for the past three years are as set out in the following table:

Year	2005	2004	2003

Waste Mined (tonnes)	17,246,000	11,029,000	4,487,000

Ore Mined (tonnes)	981,000	669,000	711,000

Ore Grade Mined (%Cu)	5.1	5.5	4.8

Strip Ratio	18:1	11.3:1	6.3:1

As at December 31, 2005, Lonshi had an estimated mine life of 2.5 years.

Forecast for 2006

The Bwana-Lonshi division is expected to produce in excess of 45,000 tonnes of copper cathode in 2006.

Kansanshi Division

The information on Kansanshi contained herein is based in part on a technical report dated as of February 7, 2005 prepared by A.R. Cameron of A & J Cameron & Associates of Perth, Australia in accordance with the requirements of NI 43-101. The technical report is incorporated herein by reference and is available for review on SEDAR at www.sedar.com. Mr. Cameron is a qualified person under NI 43-101.

Project Overview and History

Kansanshi is the site of one of the oldest known mines in Zambia, with evidence of direct copper smelting dating back to the fourth century. Since its rediscovery in 1899, the deposit has been mined intermittently for the recovery of high grade copper ore.

After such intermittent activity in the first half of the 20th century, in 1969, Zambian Consolidated Copper Mines (“ZCCM”) approved development of an open pit mine at Kansanshi to treat high grade oxide ore in a leach plant to be constructed at the Kansanshi site. Construction commenced in 1974 with the building of houses and an office block but the project was halted at the end of 1975 due to low copper prices. In June of 1977, a “mining only” option was initiated at Kansanshi to deliver oxide ore to the Copperbelt for treatment and copper recovery at the Nchanga leach plant. This activity continued through April of 1986 when operations ceased for economic reasons.

During 1988, ZCCM constructed a small sulphide flotation concentrator at site with a capacity of approximately 200 tonnes per day and recommenced open pit mining activities. Concentrate from the facility, containing up to 15 grams per tonne of gold, was transported to the Copperbelt for smelting. This operation continued until January of 1998, at which time ZCCM formally ceased operations at Kansanshi and initiated closure and reclamation activities.

In January of 1997, Cyprus Amax Minerals Corporation (“Cyprus Amax”) acquired from ZCCM and the GRZ a majority ownership of surface leases and selected assets associated with Kansanshi. Cyprus Amax initiated geological investigations and metallurgical testwork in May of 1997, aimed at developing reserves capable of supporting a major copper mining facility. Cyprus Amax completed over 80,000 metres of drilling and undertook a preliminary feasibility study, which was completed in April of 2000, to examine possible copper production of 124,000 tpa over a 24 year life through the mining of a total of 267 million tonnes of ore. Cyprus Amax was subsequently acquired by Phelps Dodge Corporation in 1999.

On August 15, 2001, the Company purchased an 80% interest in Kansanshi. Under the terms of this purchase agreement, the Company agreed to pay $2.5 million in cash and issue 1.4 million of its common shares to Cyprus Amax. The Company also agreed to make a final payment of $25 million, less an amount equal to the average market value, 30 days after the commencement of commercial production, of the 1.4 million common shares previously issued by the Company to Cyprus Amax. As part of the Kansanshi acquisition, the Company also paid $2.0 million to ZCCM Investment Holdings plc (“ZCCM Holdings”) and agreed to pay a further $4.0 million upon an unconditional development decision at Kansanshi, of which an amount of $667,000 has been paid. ZCCM, through a subsidiary, holds a 20% interest in Kansanshi.

The environmental management and social action plans for Kansanshi were issued in September of 2004. The EMP and SAP were prepared in accordance with World Bank guidelines and Equator Principles. The development of Kansanshi has been proposed to be in two phases. Kansanshi has obtained all necessary environmental permits and licenses for the commencement of operations and began commercial production under the frist phase in April of 2005. Total production of copper cathode from the Kansanshi deposit in 2005 was approximately 41,521 tonnes (this does not include pre-commercial production copper cathode).

Property Description, Permits, Location, Accessibility, Employees, Infrastructure and Physiography

Kansanshi is located approximately 10 kilometres north of the town of Solwezi, the capital of the Northwestern Province in Zambia, and 18 kilometres south of the border with the DRC. The Solwezi district of Zambia has an estimated population of 200,000, the majority of whom live in rural areas surrounding Solwezi. Chingola, a town located in the Zambian portion of the Copperbelt, is approximately 180 kilometres to the southeast of Kansanshi.

Surface title to the properties comprising Kansanshi is held by KMP. With the exception of rights of way, all surface rights necessary to develop the project have been obtained. The right to mine is governed by a large scale mining licence, LML 16, granted on March 7, 1997, as amended December 28, 2000. LML 16 was granted for a period of 25 years, covers an area of 21,593 hectares and allows for the exploration and mining of copper, cobalt, gold, silver, tellurium, selenium and sulphur minerals.

In addition to LML 16, KMP is the leaseholder of four properties which secure the surface rights to the active mining area. These are Farm 724 (4,887 hectares), Lot 18/M (2.2 hectares), Lot 1514/M (2,288.9 hectares) and Lot 11 936/M (38.5 hectares). Farm 724 is a one hundred year lease and each of the Lots 18/M and 1514/M is a 99 year lease. Water rights have been secured for Kansanshi until May 2017, which allows Kansanshi to impound and pump 2,435 cubic metres from the Chafuguma River in any 24 hour period.

There are no royalties, liabilities or other payments due to third parties, other than the mineral royalty of 0.6% payable to the GRZ.

Prior to commencing construction at Kansanshi, the infrastructure in the Solwezi area was poor. Power supplies were limited and inadequate for the development of the mine. Roads, airport, hospitals and schools were in need of significant upgrades. As a result, the Company undertook a number of measures to improve infrastructure including the signing of a connection agreement with ZESCO Limited (the Zambian power utility) for the construction and supply of a new power line to service Kansanshi and the upgrading of the main road from Solwezi to Kansanshi. Both projects were completed in 2004. The main road from Chingola to Solwezi, a paved highway, was repaired in 2002 and is adequate for construction and ongoing operational requirements. Future upgrading and repair work may be required. It is anticipated that this will be undertaken by the GRZ. The existing airstrip near Solwezi belongs to the GRZ and is equipped with a full-time tower and radio control. The airport has been rehabilitated to accommodate increased usage by small charter aircraft.

Kansanshi employs approximately 2056 full and part-time employees and contractors.

Production Review

Certain production statistics for the year ended December 31, 2005 are set out in the following table:(1)

Description of Mining	2005

Waste Mined (tonnes)	16,141,000

Ore Mined (tonnes)	7,288,000

Ore Grade Mined (%Cu)	2.1

Strip Ratio	2.2:1

	Unit	2005

Ore Processed (tonnes)	Tonnes	2,689,000

Copper Grade (%Cu)	%Cu	1.9 - sulphide ore / 1.8 oxide ore 2.1

Copper Production (tonnes)(2)	Tonnes	41,521

Total Cost Copper ($/lb)	$/lb	0.79

Cash Cost Copper ($/1b)(3)	$/lb	0.63

(1)	Kansanshi began commercial production in April of 2005.

(2)	This figure excludes pre-commercial production.

(3)	Cash cost copper amounts have been arrived at after subtracting gold credits.

As at December 31, 2005, the first phase of Kansanshi had an estimated mine life of 16 years. The second phase would increase the estimated mine life of Kansanshi to 30 years.

Geological Setting and Mineralization

The Copperbelt is an arcuate belt of sediment-hosted copper deposits of late Proterozoic age. The belt is coincident with the Lufilian arc, a major tectonic province characterized by generally north-directed fold and thrust structures. The deposit at Kansanshi lies within what is known as the Domes Region, approximately 150 kilometres west of the main Zambian portion of the Copperbelt. The deposit is hosted by sediments previously assigned to the Lower Kundelungu Group, although the regional lack of exposure makes correlation difficult. Kansanshi lies approximately 12 kilometres north of a major basement feature, the Solwezi Dome, which comprises granites, migmatites and gneisses. This feature is one of several basement domes distributed roughly east-west along the inner portion of the Lufilian Arc.

The deposit at Kansanshi occurs within a broad, northwest trending, north-west closing antiform, which can be traced for approximately 12 kilometres. Kansanshi is a vein deposit developed within a tectonised rock sequence and, as such, constitutes a major mineralization control. The main veins and vein swarms dip subvertically, perpendicular to the fold axes, in the plane of maximum extension.

A major north-south trending and well mineralized zone (the 4800E Zone) of complicated faulting, abundant vein injection, breccia development and down-dropped rock units lies within the main zone. Copper mineralization at Kansanshi occurs as vein-specific mineralization within and immediately adjacent to mesoscopic veins; as stratiform or concordant mineralization in thin bands and veinlets parallel to bedding/foliation; and as disseminated mineralization associated with albite-carbonate alteration. Brecciated zones may also be mineralized, but usually only within oxidized and supergene enrichment horizons, which display a complicated spatial distribution of secondary copper minerals.

Primary copper sulphide mineralization is dominated by chalcopyrite, with very minor bornite, accompanied by relatively minor pyrite and pyrrhotite. Oxide mineralization is dominated by chrysocolla with malachite, limonite and cupriferous goethite. The mixed zone includes both oxide and primary mineralization but also carries significant chalcocite, minor native copper and tenorite. Some copper appears to be carried in clay and mica minerals, where it is essentially refractory.

Exploration and Drilling

ZCCM drilled the property at Kansanshi during the 1970s and 1980s, using conventional coring equipment. Thirty-five holes were tested for shallow open-pittable mineralization around the existing ZCCM pit, while 74 holes were completed principally in what is known as the Main Zone. Total and acid soluble copper assays and geological logs are available from these programs, although the logging is not compatible with the latest geological nomenclature. Cyprus Amax commenced drilling in May 1997 and completed three programs of diamond drilling before the end of 1999.

The Company completed a 4,281 metre diamond drilling program and a 5,805 metre reverse-circulation drilling program of an aggregate of 105 holes in 2001. The Company’s resource model is based on a total of 529 diamond drill holes (107,640 metres) and 65 reverse-circulation drill holes (9,985 metres) drilled by or on behalf of the Company, Cyprus Amax or ZCCM. Drill spacing varies from 50 m x 50 m or better in much of the Main Zone, to 200m x 200m in outlying areas.

Mineral Resource and Mineral Reserve Estimates

The total measured and indicated resource for the Main and NW Zones are displayed in the table for Cu(t) at cut-off grades of 0.0%, 0.5% and 1.0%. Ore reserves for the Main and NW Zones, subdivided by major type and classification, are as set out in the table following the resource table. The qualified preson, under NI 43-101, responsible for the updated mineral resource and mineral reserve is Neringa Berzinskaite, a senior geologist employed by the Company.

Mineral Resource

Orebody	Cut-off	Class	Tonnes (Kt)	Cu(t) (%)	Cu(asol) (%)	Cu (SN) (%)	Au (g/t)

Kansanshi	Cu(t) 0.0%	Measured	145,861	0.87	0.37	0.13	0.13
Main Zone		Indicated	612,422	0.39	0.08	0.04	0.09
		Inferred	377,561	0.27	0.02	0.02	0.08
		Total	1,135,845	0.41	0.09	0.04	0.10
	Cu(t) 0.5%	Measured	77,303	1.42	0.65	0.21	0.18
		Indicated	155,308	0.97	0.23	0.10	0.14
		Inferred	55,844	0.97	0.09	0.09	0.13
		Total Measured+Indicated	288,456	1.09	0.32	0.13	0.15
	Cu(t) 1.0%	Measured	38,566	2.14	1.12	0.30	0.24
		Indicated	46,045	1.63	0.54	0.18	0.19
		Inferred	15,755	1.71	0.21	0.21	0.16
		Total Measured+Indicated	100,366	1.83	0.71	0.23	0.20

Orebody	Cut-off	Class	Tonnes (Kt)	Cu(t) (%)	Cu(asol) (%)	Cu (SN) (%)	Au (g/t)

Kansanshi	Cu(t) 0.0%	Measured	16,278	0.85	0.57	0.06	0.15
NW Zone		Indicated	129,734	0.61	0.26	0.12	0.11
		Inferred	260,324	0.37	0.10	0.05	0.04
		Total	406,338	0.46	0.17	0.07	0.07
	Cu(t) 0.5%	Measured	8,476	1.41	1.03	0.09	0.25
		Indicated	49,440	1.31	0.63	0.26	0.23
		Inferred	56,809	1.24	0.35	0.16	0.10
		Total Measured+Indicated	144,724	1.29	0.52	0.20	0.17
	Cu(t) 1.0%	Measured	5,012	1.87	1.49	0.11	0.33
		Indicated	27,143	1.79	0.96	0.34	0.31
		Inferred	26,180	1.87	0.61	0.22	0.13
		Total Measured+Indicated	58,334	1.84	0.85	0.27	0.23

Mineral Reserve

		Leachable Ore					Float Ore

Orebody	Pit and Classification	Ore Tonnes	Cu(t) %	Cu(asol) (%)	Au (g/t)	Ore Tonnes	Cu(t) %	Au (g/t)

Kansanshi	Main Proven	21.7	2.45	1.84	0.26	37.9	1.02	0.17

	Main Probable	5.5	2.32	1.84	0.21	30.5	0.83	0.14

	Subtotal Main Zone	27.3	2.43	1.84	0.25	68.4	0.93	0.16

	Proven	4.5	1.89	1.49	0.40	0.5	1.00	0.19

	Probable	9.0	2.09	1.72	0.38	24.2	1.27	0.28

	Subtotal NW Zone	13.5	2.02	1.64	0.39	24.7	1.26	0.28

	Total Proven	26.2	2.36	1.78	0.28	38.4	1.02	0.17

	Total Probable	14.6	2.18	1.76	0.32	54.7	1.02	0.20

	Total Reserve	40.8	2.29	1.77	0.30	93.1	1.02	0.19

The Company does not expect that the estimates of mineral resources and mineral reserves will be materially affected by any known environmental, permitting, legal, title, taxation or socio-political issues.

Forecast

The Kansanshi division is expected to produce in excess of 140,000 tonnes of copper in 2006.

Sales of Copper and Gold

The Company entered into a number of agreements regarding the tolling of concentrates, offtake of concentrates and offtake of cathodes in respect of its operations at Kansanshi, including the following:

(i)	Mopani Concentrate Tolling Agreement, which applies to the first production of Kansanshi concentrate of an aggregate of 845,000 tonnes (85,000 tonnes for 2005; 140,000 tpa for each of 2006 and 2007; and 160,000 tpa for each of 2008, 2009 and 2010);

(ii)	Glencore Concentrate Offtake Agreement, which applies to production of that concentrate, not otherwise produced at Mopani, which is the later of (a) that concentrate produced in years 2005 through 2010, and (b) that concentrate which amounts to 845,000 tonnes;

(iii)	Glencore EW Cathode Offtake Agreement, which applies to estimated tonnages of 40,000 for 2005 and 48,000 tpa for 2006 through 2010 to a maximum of 288,000 tonnes, subject to certain conditions;

(iv)	Glencore-Mopani Cathode Offtake Agreement, which applies to 26,000 tonnes for 2005, 43,000 tpa for each of 2006 and 2007, and 49,000 tpa for each of 2008, 2009 and 2010; and

(v)	Republic House EW Cathode Offtake Agreement, which applies to the estimated tonnages of 12,000 tonnes for 2005, 12,000 tpa for each of 2006, 2007, 2008, 2009 and 2010 and surplus production not covered by the above agreements.

The Company has also entered into a number of other agreements in respect of concentrate from Kansanshi which have terms of lesser duration.

Development Projects

(i)    Guelb Moghrein

Project Overview and History

In June 2004, the Company announced a heads of agreement to purchase an 80% interest in the Guelb Moghrein copper-gold project in Mauritania. Copper-made tools and arrowheads in the Akjoujt area of Mauritanian, where Guelb Moghrein is located, dated from approximately 4,000 to 6,000 BC. Anglo American Corporation developed the deposit at Guelb Moghrein in the early 1970s but had to close its operations there in 1977 as a result of the technical difficulties and high fuel costs it experienced. On November 15, 2004, the Company signed the asset sale agreement which replaced the heads of agreement. The terms of the asset sale agreement included a $2 million payment on signing, a $3 million payment 12 months afterward (and which was paid in December of 2005), and a $5 million payment twenty-four (24) months thereafter or upon commercial production (whichever is earlier), provided that if the Company withdraws from the arrangement, it has no obligation to pay the balance of the consideration. Site establishment was commenced in March of 2005. A non-violent military coup in 2005 had no impact on the project’s construction schedule which was delayed primarily as a result of logistical and supply difficulties. In the final quarter of 2005, the relevant Mauritanian governmental authority reviewed the environmental and social impact statement for Guelb Moghrein and granted a provisional mining licence in respect of the project to a subsidiary of the Company. The final mining licence in respect of Guelb Moghrein will be granted upon submission by the Company of a reclamation plan to the relevant governmental authority in Mauritania and the posting of an appropriate bond.

As of the date of this AIF, construction of Guelb Moghrein is nearing completion. As a result of the construction schedule delay noted earlier, the Company expects that Guelb Moghrein will begin commercial production in the third quarter of 2006.

Property Description, Permits, Location, Access, Employees, Infrastructure and Physiography

Guelb Moghrein is located 250 kilometres northeast of the nation’s capital, Nouakchott, near the town of Akjoujt, and is accessible by paved highway. It consists of an open pit mineable, copper/gold deposit containing a measured and indicated resource of 23.7 million tonnes grading 1.88% total copper and 1.41 gram per tonne gold, as estimated by a mining engineering firm Kilborn-SNC Lavalin Europe Limited, for a previous owner. This historical resource was estimated in accordance with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves, July 1996, and hence is believed to have been done to the industry standards then pertaining. However, the Company has not yet completed the work necessary to verify the classification of the mineral resource estimates. The Company is not therefore treating the resource as a NI 43-101 defined current mineral resource estimate verified by a qualified person under NI 43-101. Consequently, it cannot be relied upon. As of the date of this AIF, a technical report in respect of Guelb Moghrein had not been filed by the Company. However, the Company has retained the services of an independent consultant to complete both a resource and reserve statement.

Geological Setting and Mineralization

Guelb Moghrein appears to be of iron oxide copper gold type and is hosted by gently dipping mafic volcanics and sediments, adjacent to a small gabbroic intrusive. Copper-gold mineralization, which comprises coarsely disseminated chalcopyrite and cubanite, with minor free gold, cobaltite and arsenopyrite, is associated with disseminated magnetite and intense siderite alteration of a mafic volcaniclastic unit. The deposit has an average thickness of 50 to 70 metres, and has been defined by drilling over a strike length of 600 metres and to a depth of 190 metres. There appears to be exploration potential, both in the immediate vicinity of the deposit, and in the surrounding concession area which totals 7,300 square kilometres.

(ii)    Frontier

The information on Frontier contained herein is based in part on a technical report dated as of June 9, 2005 prepared by Gayle Hanssen of Digital Mining Services of Harare, Zimbabwe in accordance with the requirements of NI 43-101. The technical report is incorporated herein by reference and is available for review on SEDAR at www.sedar.com. Ms. Hanssen is a qualified person under NI 43-101.

Project Overview and History

The area in which Frontier is located was explored in the 1930s and the 1970s companies which have explored this area include Rhodesian Anglo Americam Limited, Union Minier and a Japanese group in association with Sodimica. The Company, through Comisa, acquired its exploration licences in respect of Frontier in January of 2001 and July of 2002.

In September 2003, the Company announced a new copper discovery at Frontier. In May of 2004, the Company announced the results of an independent copper-cobalt resource estimate for the Frontier deposit. In May of 2005, the Company announced an updated resource statement on the Frontier deposit. It is expected that construction will begin in the second quarter of 2006, preceded by equipment delivery.

Property Description, Location, Access, Employees, Infrastructure and Physiography

Frontier is located near the town of Sakania in the DRC, within two km of the Zambian border, and the paved highway that parallels it, roughly equidistant between the city of Ndola (35 kilometres) to the southeast and the Mopani smelter at Mufulira (30 kilometres) to the northwest. It is also approximately 45 kilometres from Bwana. The main railway from the Copperbelt in Zambia to Lumbumbashi in the DRC passes within five kilometres of Frontier. There are limited power and communication networks in the region. The climate at Frontier is tropical and temperatures vary with maximum highs being prevalent in October and maximum lows being prevalent in June and July.

The Company’s discovery of Frontier resulted from an exploration program after a data review and soil sampling following the successful discovery and development of Lonshi.

As at December 31, 2005, Frontier had an estimated mine life of 20 years.

Geological Setting and Mineralization

Mineralization at Frontier is hosted predominantly within altered and veined Katangan metapelites, interpreted to be contained within a shallow south eastwardly plunging, north eastward dipping, overturned anticline, with the thickest mineralization developed in the nose region of this fold. Oxidation extends to variable depths across the deposit, and is strongly influenced by post mineral faulting. The deposit was essentially closed off by drilling during 2005.

Exploration and Drilling

Drilling at Frontier was carried out by Stanley Mining Services Ltd. and SDS Drilling. Survey and Technical Services (STS), of Masvingo, Zimbabwe, surveyed all drill hole collars. Down hole surveys were completed on the diamond drill holes which were drilled at HQ size, with reduction to NQ as required. Half core samples were taken with individual sample intervals reflecting geology and respecting core loss, and a minimum sample interval of 0.5 metres. Core recovery was generally better than 90%. All reverse circulation samples were split to normal industry standards. The Company personnel conducted all sampling, and supervised the chain of custody from the drill site to the laboratory.

All samples were prepared to normal industry standards, with diamond and RC drill holes, and assayed for total copper, ambient temperature acid soluble copper and total cobalt, at Scientific Services (Pty.) Ltd. of Cape Town, South Africa and Genalysis Laboratory Services of Maddington, Western, Australia. Early RC drill holes and air core holes were assayed for total copper and ambient temperature acid soluble copper at Antec Laboratories, of Kwekwe, Zimbabwe. Appropriate standards, blanks and duplicates were employed.

The 2005 drilling campaign at Frontier focused on intersecting down-dip extensions of mineralization, sterilization of planned mine installations and the collection of additional hydrological and geotechnical data. The drilling carried out will primarily result in an updated resource estimation and in refined geotechnical and hydrological models. Drilling began in March of 2005 at the end of the rainy season and continued into the following rainy season in December. In all, 27,479 metres of drilling was completed including 7,735 metres of reverse circulation drilling in 48 holes and 19,744 metres of diamond drilling in 60 holes. One reverse circulation drill rig and one diamond drill rig were used during the entire season.

Since 2001, drilling at Frontier has resulted in a total of 60,931 metres of reverse circulation, diamond drilling and air core drilling. The results are summarized in the table below:

Description	Metres	Holes

2005 Drilling Program

Reverse Circulation 2005	7,735	48

Diamond Drilling	19,744	60

Total 2005	27,479	108

Drilling Program to December 31, 2005

Reverse Circulation	25,076	169

Diamond Drilling	32,114	104

Air Core Drilling	3,741	87

Total	60,931	360

Mineral Resource

Alan Stephens, a consultant geologist to the Company, was responsible for the design and conduct of the program and was the qualified person for the purposes of NI 43-101.

The Frontier independent resource estimates were produced to JORC standards by Gayle Hanssen of Digital Mining Services of Harare, Zimbabwe, and reconciled to the standards specified in NI 43-101. The results are summarized in the following tables:

Orebody	Category	Ore (tonnes)	Total Copper Grade (%)	Acid Soluble Copper Grade (%)	Total Contained Copper (tonnes)	Total Soluble Copper (tonnes)

Frontier	Sulphide

	Measured	91,526,100	1.17	--	1,070,850	--

	Indicated	47,960,600	1.14	--	546,750	--

	Total Sulphide	139,486,700	1.16	--	1,617,600	--

	Oxide/Mixed

	Measured	17,388,100	1.24	0.87	215,610	151,280

	Indicated	3,910,200	1.33	0.98	52,000	38,320

	Total Oxide/Mixed	21,298,300	1.26	0.89	267,610	189,600

	Total Measured	106,914,200	1.18	--	1,285,190	--

	Total Indicated	51,870,800	1.15	--	596,510	--

	Total Measured + Indicated	160,785,000	1.17	--	1,881,700	189,600

In addition, inferred copper resources for sulphide and oxide/mixed material are estimated to be as follows:

Orebody	Category	Ore (tonnes)	Total Copper Grade (%)	Acid Soluble Copper Grade (%)	Total Contained Copper (tonnes)	Total Soluble Copper (tonnes)

Frontier	Inferred

	Sulphide	34,300,000	1.05	--	360,150	--

	Oxide/Mixed	318,000	1.12	0.80	3,560	2,540

	Total Inferred	34,618,000	1.05	--	363,710	2,540

A discrete cobalt inferred resource that occurs within the measured and indicated copper resource stated above, and is not additive to it, has been calculated.

At a 0.5% total copper cut off and 0.25% total cobalt cut off, the cobalt resource is estimated to be as follows:

Orebody	Category	Ore (tonnes)	Total Copper Grade (%)	Acid Soluble Copper Grade (%)	Total Cobalt Grade (tonnes)	Contained Total Copper (tonnes)	Contained Acid Soluble Copper (tonnes)	Contained Total Cobalt (tonnes)

Frontier	Inferred

	Sulphide	5,193,700	1.25	–	0.054	64,920	–	2,800

	Oxide/Mixed	2,287,300	1.20	0.65	0.085	27,450	14,870	1,940

	Total Inferred	7,481,000	1.23	–	0.63	92,370	14,870	4,740

Exploration

Zambia

In December 2004, the Company announced the results of a reverse circulation drill program completed at the Kashime prospect (“Kashime”). Kashime is located approximately 40 kilometres north of the town of Mkushi, which has paved highway access to the Copperbelt, as well as limited services. It is located approximately 140 kilometres distance by paved and dirt road, from Bwana.

Mineralization at Kashime occurs as disseminated to semi massive bornite and chalcopyrite, oxidized in part, and is hosted by an altered, schistose, carbonaceous sandstone unit overlain by a barren hanging wall dolomitic marble. The mineralized unit dips southwards at 10-20 degrees, and depth of oxidation is controlled by proximity to faulting. Two rounds of drilling have been completed at Kashime. A preliminary program of 12 reverse circulation holes was drilled in October and November of 2004 followed by a total of 45 diamond drill holes between February and August of 2005. Colour aerial photography was commissioned in late 2005. Reverse circulation drilling was carried out by Boart Longyear and Stanley Mining Services completed all diamond drilling holes. Drilling to date extends over an east-west strike of 3500 metres with individual collars sited between 200 metres and 400 metres apart.

A preliminary and independent copper oxide resource estimation is being carried out by Gayle Hanssen of Digital Mining Services in Harare, Zimbabwe. It is expected to be completed in the first half of 2006. A sulphide resource estimate is also expected to be undertaken in 2006.

The Company also has prospecting licences covering 15,228 square kilometres including the southwestward continuation of the DRC portion of what is known as the Lufilian Arc into northwestern Zambia.

In 2000, the Company acquired all of the issued and outstanding shares of Cyprus Amax Zambia Corporation (“Cymax”) pursuant to an agreement among the Company, Phelps Dodge Exploration Corporation, Cyprus Exploration and Development Corporation and Cymax. The principal assets of Cymax, located in Zambia, included: three wholly-owned prospecting licenses, Mwinilunga, Luamata and Solwezi, covering 10,840 square kilometres; the Luswishi prospecting license covering 4,388 square kilometres; and certain infrastructure, data, records and interpretations of the Zambia portion of the Copperbelt. As payment for the shares of Cymax, the Company paid Phelps Dodge Exploration Corporation $25,000. Phelps Dodge Exploration Corporation retains a three per cent net proceeds interest in the Mwinilunga, Luamata and Solwezi prospecting licenses and a two per cent net proceeds interest in the Luswishi prospecting license. Phelps Dodge Exploration Corporation also has a one-time back in right to acquire a 20% participating interest in any or all of the Mwinilunga, Luamata and Solwezi prospecting licenses upon payment of expenditures of $5 million at Mwinilunga, $2 million at Luamata and $3 million at Solwezi. Short drilling programs were completed on the Solwezi (eight diamond drill holes) and Luamata (six diamond drill holes) licenses in 2005, and follow up drilling may be completed in 2006.

The Company also entered into an option agreement with Billiton Development (Zambia) Limited (“Billiton”), granting Billiton an option to acquire a 51% interest in four areas, not exceeding 500 square kilometres each, on the Mwinilunga and Luamata prospecting licenses upon expenditure of $2.4 million within four years. However, in early 2005, the option agreement with Billiton was mutually terminated.

DRC

The exploration division of Comisa in the DRC is concerned with grassroots exploration for copper, cobalt, nickel, tin, and precious metals.

Comisa has exclusive exploration rights under 37 exploration permits with a total surface area of approximately 11,000 square kilometres, in the district of Haut-Katanga, DRC, and two exploration permits with a total surface area of 908 km2 in the province of Sud-Kivu, DRC. The exploration permits were granted under the DRC mining code in November 2003. Tenure is for five years with options for two five-year renewal periods. Each renewal requires a reduction of 50% of the surface area under the exploration permit. Should economically significant discoveries be made on the exploration permits, the Company through Comisa has the right to convert up to 100% of the surface of the exploration permit into a mining licence for an initial period of 20 years with an option for two 10 year renewal periods. Such a conversion would be subject to minimum feasibility and economic criteria as stipulated in the DRC mining code. The DRC government has the right to a five per cent interest in new mining projects under that code.

The Company through Comisa, continued to conduct generative exploration of its land holdings in the DRC throughout 2005. Initial drill programs were completed on seven prospects, as shown on the following table:

Anomoly	RC Holes	RC Meters	DDH Holes	DDH meters

Mati	17	4010

Kibamba	28	2730	11	2307

Kipushi East	37	3536	12	2105

Savannah	14	1326

Passage			4	1095

Ndongo	4	785

Village South	15	1480

Further drilling is planned for these and other prospects during 2006, and any significant results will be released in due course. Systematic drilling of the prospective portions of the Lonshi mine concession was initiated during 2005 and will continue into 2006.

As of December 31, 2005, Comisa’s exploration division in the DRC had 53 employees. The office and administration staff is based in Lubumbashi for the north area and use facilities close to or at Lonshi for the south area.

Environmental Matters

General

During 2005, the Company implemented approved environmental management plans at each of its operations to protect the environment and minimize its potential environmental liability, including pollution prevention, legal compliance and continued environmental improvement. The Company had no environmental liability arising as a result of water pollution or contamination of land beyond the boundaries of its respective operations and none of these operations were considered by any applicable environmental regulatory authority to be imminent threats to the environment. Statutory and independent environmental audits are carried out periodically, as and when required by local environmental regulatory authorities, at the Company’s operating facilities.

Each of the Company’s operating sites was legally compliant in 2005 with the exception of one reportable incident at the acid plant at Bwana involving the temporary release of sulphur trioxide gas from one of the plants. This incident was reported to the relevant environmental authorities. No complaints were received from the public concerning the incident, no environmental cost was incurred and no environmental liability is envisaged at current time.

Permits

As at December 31, 2005, the Company had all necessary environmental permits and licenses in place required to operate its respective sites. In 2005, the Company incurred no fines in respect of, and is not subject to any claims or litigation concerning, the environment.

AROs

Closure plans have been prepared for each of the Company’s mine and operational sites. Asset retirement obligations (“AROs”), which include the cost of dismantling and disposal of plant and equipment and the rehabilitation of areas disturbed by mining activity, have been calculated for each such site. The undiscounted AROs as at December 31, 2005 are shown in the following table:

Site	Undiscounted AROs as at December 31, 2005

Kansanshi	$3,450,000
Bwana	$1,400,000
Lonshi	$ 850,000
Guelb Moghrein	$ 750,000
Frontier (estimated future)	$1,950,000

Total AROs	$8,400,000

The AROs are reviewed annually and amended for damages such as plant expansions, additional land disturbances, pollution (if any) and fluctuations in currency exchange rates. Progressive site rehabilitation is carried out to minimize work to be done at closure.

Historical Liabilities

Each of Lonshi and Frontier is a greenfield mine site and no historical environmental liabilities were therefore present when the Company acquired its interests in those projects. Historical environmental liabilities existing at Bwana and Kansanshi upon acquisition by the Company of its interests therein are provided under the Bwana and Kansanshi closure plans, respectively. The Company, which through a subsidiary filed an environmental impact assessment (“EIA”) with the government of Mauritania, is not responsible for historical environmental liabilities existing at the site on the date of acquisition by the Company of its interest in Guelb Moghrein. A decree issued by the Mauritanian government provides an exemption from assuming any historical environmental liabilities where the new owner has filed with the Mauritanian authorities an EIA.

Tailings Dams

Bwana has three licensed tailings dams. These are known at Bwana as TD4, TD5A and TD5B. The dams are contiguous, cover a surface area of 1.75 sq km and are side-hill paddock type tailings storage facilities. TD4 originally contained six million tones of oxide tailings from operations prior to those of the Company which were hydro-mined and processed in the first five years of company operations at Bwana. TD4 is now used to store process water and runoff from the plant site which is recycled in the plant via a decant system and pump station. Vegetation is well established on the outer walls of TD4. Reprocessed Bwana tailings are stored in TD5A. Tailings from processed Lonshi ore are also stored in TD5A and in TD5B, a new adjacent tailings dam. Current tailings production is 103,000 tonnes per month. TD5A and TD5B contain a total of nine million dry tonnes of tailings. Progressive re-vegetation of the downstream slopes of these dams began in 2004 and is continuing. Supernatant from TD5A and TD5B is returned to the plant as process water. No effluent is released from the dams to surface water. Groundwater quality around the tailings dams is monitored in a number of boreholes. The tailings dams at Bwana are regularly inspected and subject to a bi-annual statutory inspection and reporting by independent engineers.

Kansanshi has one licensed tailings dam. It is a cross-valley type dam sited inside the mining license at the head of a small tributary stream. This tailings dam will provide sufficient tailings storage capacity for the first 16 years of the Kansanshi mine life. Eventually, it will cover an area of approximately 6.5 km2. Stage 1 tailings dam construction, including the construction of a 35 metre high earthfill embankment across the valley, was completed prior to the date of this AIF and an indigenous vegetation cover has already been established over the downstream slope of the earthfill embankment. Future embankment construction will involve the use of cyclone tailings and spigotting, as appropriate. As of the date of this AIF, approximately 4,950,000 dry tonnes of tailings have been deposited in the Kansanshi tailings dam. Current tailings production is 600,000 tonnes per month. This is expected to increase to 1,000,000 tonnes per month by the end of 2006. The Kansanshi tailings dam supernatant is recycled in the process plant via a pump out decant and pipeline. No effluent is released from dam to surface water. Five groundwater monitoring bores are to be installed around the Kansanshi tailings dam. This work is expected to be completed in April of 2006. The tailings dam at Kansanshi is regularly inspected and subject to bi-annual statutory inspections and reporting by independent engineers.

Credit Facilities

As at December 31, 2005, the Company had several credit facilities outstanding in respect of its operations. These included: the $120 million Standard Bank Group and WestLB AG facility in respect of Kansanshi; the $25 million Glencore facility (which was drawn down in full on December 29, 2005) in respect of Kansanshi; €34 million EIB facility in respect of Kansanshi; the $30 million BBL and Export Development Canada facility in respect of Kansanshi; the $30 million SCB facility in respect of Bwana-Lonshi; the $6 million BBL facility in respect of Bwana-Lonshi; and the $11.5 million SCB facility in respect of Bwana-Lonshi. Further information on the Company’s existing credit facilities as at December 31, 2005 can be found in the financial statements for the Company and the notes thereto for the year ended December 31, 2005 on SEDAR at www.sedar.com.

Environmental, Health, Safety and Social Policies

The Company operates under all applicable environmental, occupational health and safety laws. This includes the preparation and filing of environmental and social impact assessment reports for each of its operations. In addition, the Company has environmental and social management plans and policies which apply to each of its operations (see also “Environmental Matters” above). The Company’s goals with respect to the environment are similar to those under ISO 14001 management guidelines.

During 2005, the Company continued to implement internationally accepted occupational health and safety standards and procedures throughout its operations. The Company continued to develop its HIV program which, along with its policy on HIV adopted in 2005, was introduced in 2004. The Company’s HIV program includes voluntary counseling and testing for HIV, the supply of free condoms in the workplace and the provision of appropriate medication to employees of the Company who are HIV positive. The Company also introduced formal induction courses relating to environment, occupational health and safety at each of its operations.

At Bwana, the injury rate, lost days rate and fatality rate for 2005 were, respectively, 0.75, 14.50 and 0. At Lonshi, the injury rate, lost days rate and fatality rate for 2005 were, respectively, 0.12, 6.05 and 0. At Kansanshi, the injury rate, lost days rate and fatality rate for 2005 were, respectively, 0.44, 11.69 and 0.

Personnel of the Company will also involve themselves in local environmental and social benefit programs. For example, in 2005, employees at Bwana took part in the National Tree Planting Campaign along the Ndola to Mufulira Road. Other community service initiatives in 2005 included the supply of free fuel by Bwana to various departments of the Zambian government, assistance to the Ndola Vulnerable Children’s School to settle outstanding electricity and rent bills and the continued support of the Ndola malaria “roll back” program through the donation of equipment and chemicals.

Copper Market in 2005

World mined copper supply is dominated by production from Chile. In 2005, 12 countries, among them Zambia, produced almost 90% of the world’s mined copper.

Although certain industry participants believe that supply tightness may be easing, copper supplies remain vulnerable to unexpected disruptions. For example during the autumn of 2003, landslides at the world’s second largest mine, Grasberg, curtailed production there. These events caused mine operators Freeport McMoran Copper & Gold to reduce their 2004 production targets by almost 30%.

The International Copper Study Group reported that over the six year period from 1997 to 2003, production of mined copper grew by an average of 2.2% per annum while copper demand growth averaged 2.9% per annum. This resulted in a supply shortfall in 2003. During the first quarter of 2004, this widened to 379,000 tonnes. According to the International Copper Study Group, in 2004, world mine production of copper rose by approximately 6.6%. According to the United States Geological Survey, copper prices trended upward during 2005 as production was insufficient to meet demand. Global inventories of refined copper in 2005 fell below 100,000 tons (U.S.) during the third quarter of the year, despite a decline in consumption during the first seven months of the year. In November of 2005, according to the International Copper Study Group, the world market for refined copper was in a seasonally adjusted production surplus of approximately 59,000 tonnes. However, for the period beginning January of 2005 and ending November of the same year, the figures indicated a seasonally adjusted deficit of 28,000 tonnes. Worldwide copper usage fell by 1.5% in 2005, according to the International Copper Study Group.

Since 1970, driven initially by growth in Japan and latterly from China, Asia’s share of world copper demand has grown from 15% to almost half of the global consumption of primary refined copper. As a result, per capita world copper consumption grew from 1.2kg per person in 1950 to 2.5kg per person in 2003. China is expected to continue as powerhouse of demand growth. In 2005, China accounted for approximately 20% of world refined copper demand. Further latent demand may eventually be tapped by growth in India, which in 2005 accounted for less than two per cent of world demand, and Russia. Demand for copper in the United States, Japan and Europe fell in 2005.

Copper prices began rising in late 2003 after years of stagnancy when China experienced a construction and manufacturing boom. At December 30, 2005, copper prices had increased by 40% over the of the previous year prices, the fourth straight yearly gain (source: Bloomberg). A record high price of $2.07 per pound of copper was reached on December 28, 2005.

In 2005, in the United States, the construction sector (49%) provided the largest single source of copper demand, with electrical and electronic uses consuming a further 21%. Each of the transportation equipment (11%), industrial machinery and equipment (9%) and consumer and general products (10%) sectors contributes to the remaining copper consumption in the United States. Across a wide range of applications in construction, electrical power generation and distribution, and consumer products such as electronics and automobiles, copper is a fundamental ingredient of modern industrial society. Recent industrial growth in the United States, China, Europe and Japan has seen a steady decline in stocks of refined metal held in the international exchange warehouses of the LME, Nymex and the Shanghai Futures Exchange.

Copper Production Process

The cycle of copper production can be generally categorized into seven basic phases: (i) mining and crushing; (ii) grinding; (iii) concentrating; (iv) leaching or smelting; (v) electrowinning (SX/EW) or electrolytic refining; (vi) production of pure copper cathode; and (vii) conversion to end products.

(i)	Mining and Crushing

In this phase, sulfide and oxide ores are mined through digging or blasting. They are then crushed to walnut-sized pieces.

(ii)	Grinding

Once the ore is crushed, it is ball or rod-milled in large, rotating, cylindrical machines until it becomes a powder which, generally, contains less than one per cent copper. Sulfide ores are moved to a concentrating stage. Oxide ores are routed to leaching tanks.

(iii)	Concentrating

Sulfides are concentrated into a slurry. The slurry is composed of approximately 15% copper. Waste slag is then removed and water is recycled. The result of this process, the tailings, which contain copper oxide, are routed to leaching tanks or are returned to the surrounding terrain. Copper which has been concentrated can be turned into pure copper cathode in two different ways: leaching and electrowinning or smelting and electrolytic refining.

(iv)	Leaching or Smelting

Leaching involves dissolving the contained copper concentrate through the use of a weak acid solution, which produces a weak copper sulfate solution. The weak sulfate solution is then ready for the electrowinning process. Smelting involves several stages in which the copper concentrate is melted and purified, resulting in matte, blister and, finally, 99% pure copper. Finished copper is also recycled for other uses through resmelting.

(v)	Electrowinning or Electrolytic Refining

After the leaching process, the sulfate copper-containing solution is treated and transferred to an electrolytic process tank. When electrically charged, pure copper ions migrate directly from the solution to starter cathodes made from pure copper foil. Precious metals can also be extracted from the solution.

Electrolytic refining involves the immersion of anodes cast from the 99% pure copper achieved from smelting in an acid bath. Pure copper ions migrate electrolytically from the anodes to what are known as starter sheets made from pure copper foil and build up into a 300 pound cathode. Gold, silver and platinum may be recovered from the used bath.

(vi)	Production of Pure Copper Cathode

Copper cathodes of 99.99% purity may be shipped as melting stock to mills or foundries.

(vii)	Conversion to End Products

Copper cathodes can be converted into: copper wire rod, which can be drawn down by wire mills to make pure copper wire of all gages; billets, which are longer copper logs sawed into shorter lengths to be extruded and drawn as tube, rod and bar stock of varied sizes and shapes; cake, which are shorter slabs of copper capable of being hot and cold rolled to produce plate, sheet, strip and foil; and copper ingots, which are bricks of copper capable of being used by mills for alloying with other metals or used by foundries for casting.

Geographic Areas of Operations

Zambia

Zambia is a landlocked country with a population of some 10.3 million people. According to the World Bank, by 1998 almost 40% of the population lived in urban areas, a relatively high proportion in a southern African context (Malawi 23%, Zimbabwe 34% and South Africa 53%). As with other countries in the region, HIV presents a considerable challenge with the World Bank reporting that “one in every four Zambian adults (15 to 49 years old) is HIV positive”.

Zambia is a republic governed by a parliamentary democracy. At present, it is ruled by the Movement for Multi-party Democracy under President Levy Mwanawasa. Zambia’s minerals are vested in the state and licenses are issued under the Mines and Minerals Act (1995). Prospecting licenses are granted for two year periods and are capable of renewal. Retention licenses confer the right to retain control over areas where feasibility studies have been completed but market conditions are unfavourable at the time. Large scale mining licenses are generally valid for 25 years and typically require that approved environmental protection and rehabilitation schemes, as well as plans for the employment and training of Zambians, be in place.

Large scale copper mining started in Zambia’s Copperbelt in the 1920’s. By the late 1950s production had reached around 400,000 tpa of copper. Following independence in 1964, output peaked in 1969 at 748,000 tpa and the Zambian government acquired majority control of the industry. According to the World Bank, at independence, mining accounted for 45% of GDP, nearly 90% of exports, 65% of public revenue and the majority of non-public sector formal employment. Rising national debts deprived the Zambian state of resources to reinvest in the industry, and output declined to 260,000 tonnes in 2000 – the year that the industry was privatized. In addition to copper, the country’s natural resources include cobalt, zinc, lead, coal, emeralds, gold, silver, uranium and hydro.

Privatization has experienced some setbacks, most notably, the withdrawal in January of 2002 of Anglo American Mining from the country’s largest mining company, Konkola Copper Mines. In recent years, however, production has recovered somewhat and statistics from the Bank of Zambia show that in the twelve months to July of 2004 output totaled 389,000 tonnes. Despite the industry’s difficulties, according to the Central Intelligence Agency (“CIA”) copper still represented 55% of Zambia’s export earnings of $390 million in 2003; since 2004, copper output has increased steadily due to higher copper prices and the opening of new mines.

The CIA estimates that Zambia’s gross domestic product (“GDP”) (purchasing power parity) for 2005 was $10.28 billion.

DRC

Since 1997, the DRC (formerly Zaire) has been rent by ethnic strife and civil war, touched off by a massive inflow in 1994 of refugees from the fighting in Rwanda and Burundi. The government of former President Mobutu Sese Seko was toppled by a rebellion led by Laurent Kabila in May 1997 who changed the country’s name to the Democratic Republic of the Congo. His regime was subsequently challenged by a Rwanda- and Uganda-backed rebellion in August 1998. Kabila was assassinated on January 16, 2001 and his son Joseph Kabila was named head of state ten days later. In October 2002, the new President was successful in getting occupying Rwandan forces to withdraw from eastern DRC; two months later, the Pretoria Accord was signed by all remaining warring parties to end the fighting and set up a government of national unity. A transitional government was set up in July of 2003. Joseph Kabila remains President and, along with four vice-presidents from the former government, former rebel camps and the political opposition govern the DRC. As at December 31, 2005, the transitional government was in the midst of finalizing a new constitution with free elections scheduled to be held in early 2006.

The DRC occupies an area of 2,345,410 square kilometres. The population is 60,000,000 and there are over 200 African ethnic groups of which the majority are Bantu. The largest tribes are the Mongo, Luba and Kongo tribes (all Bantu) and the Mangbetu-Azande (Hamitic) which together make up about 45% of the DRC’s population.

Mining natural resources include cobalt, copper, cadmium, petroleum, industrial and gem diamonds, gold, silver, zinc, manganese, tin, germanium, uranium, radium bauxite, iron ore, coal, hydropower and timber.

The estimated GDP (purchasing power parity) for the DRC in 2005 was approximately $46.3 billion. Agricultural products include coffee, sugar, palm oil, rubber, tea, quinine, cassava (tapioca), palm oil, bananas, root crops, corn, fruits and wood products.

The war of 1998 reduced DRC national output and government revenue. Conditions improved in late 2002 when foreign troops withdrew. The transitional government of Joseph Kabila is in the midst of implementing economic and other reforms and has re-opened relations with international financial institutions and donors. Renewed activity in the mining sector, in 2005, increased DRC fiscal position and GDP growth.

Mauritania

Mauritania annexed the southern third of the former Spanish Sahara (now Western Sahara) in 1976 but relinquished it after three years of raids by the Polisario guerrilla front seeking independence for the territory. Opposition parties were legalized and a new constitution approved in 1991. After two flawed multiparty presidential elections, legislative and municipal elections of October 2001 were generally free and open. President Maaouya Ould Sid Ahmed Taya had been the chief of state since December 1984 and Prime Minister Sghair Ould M’Bareck had been head of government since July 2003. Both were deposed in August of 2005 in a bloodless coup which saw the establishment of a military council, headed by Colonel Ely Ould Mohamed Vall, who has stated that this government will remain in place for a period of two years in order to create conditions for democratic institutions and organized free elections, which are expected to take place in early 2007. At present, Mauritania remains a one-party state. The country continues to experience ethnic tensions between its black population and the dominant Moor (Arab-Berber) populace.

Mauritania occupies an area of approximately 1,030,700 square kilometres and has a desert like climate. The population is just under three million people (2005 estimate). The predominant religion is Muslim and the official language is Arabic.

According to the CIA, half of the population still depends on agriculture and livestock for a livelihood, even though many of the nomads and subsistence farmers were forced into the cities by recurrent droughts in the 1970s and 1980s. Mauritania has extensive deposits of iron ore, which account for nearly 40% of total exports. The nation’s coastal waters are among the richest for fishing in the world, but over-exploitation by foreigners threatens this key source of revenue. The country’s first deepwater port opened near Nouakchott in 1986. In February 2000, Mauritania qualified for debt relief under the Heavily Indebted Poor Countries (HIPC) initiative and in December 2001 received strong support from donor and lending countries at a triennial Consultative Group review. In 2001, exploratory oil wells in tracts 80 kilometres offshore indicated potential extraction at current world oil prices. A new investment code approved in December 2001 improved the opportunities for direct foreign investment. Ongoing negotiations with the IMF involve problems of economic reforms and fiscal discipline. Substantial oil production is scheduled to begin in 2006. The government does emphasize the reduction of poverty, the improvement of health and education and the promotion of economic privatization.

The gross domestic product purchasing power parity is approximately $5.2 billion. Agricultural products include dates, millet, sorghum, rice, corn, cattle and sheep. Its natural resources are iron ore, gypsum, copper, phosphate, diamonds, gold, oil and fish.

RISK FACTORS

An investment in securities involves certain risks. The following risk factors should be considered carefully by investors in the Company’s securities.

Disclosure Regarding Forward-Looking Statements

Statements contained in this AIF that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted or projected results. Such forward-looking statements include statements regarding: targets for copper production; cash operating costs and certain significant expenses; percentage increases and decreases in production from the Company’s principal mines; schedules for completion of detailed feasibility studies and initial feasibility studies; potential increases in reserves and production; the timing and scope of future commencement of mining or production; anticipated grades and recovery rates; the ability to secure financing; and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include changes in copper, gold, cobalt and acid prices; unanticipated grade, geological, metallurgical, processing, access, transportation of supply or other problems; results of current exploration activities; results of pending and future feasibility studies; changes in project parameters as plans continue to be refined; political, economic and operational risks of foreign operations; availability of materials and equipment; the timing of receipt of governmental permits; force majeure events; the failure of plant, equipment or processes to operate in accordance with specific expectations; accidents, labour relations and risks in start-up date delays; environmental costs and risks; the outcome of acquisition negotiations; general domestic and international economic and political conditions; and other factors described in this AIF. Many of these risks are beyond the Company’s ability to control or predict.

Actual results may differ materially from those projected. Prospective investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has not been any change in the affairs of the Company since the date of this AIF that would warrant any modification of any forward-looking statement made in this AIF.

Mining and Processing

The Company’s business operations are subject to risks and hazards inherent in the mining industry, including but not limited to, unanticipated variations in grade and other geological problems; water conditions; surface or underground conditions; metallurgical and other processing problems; mechanical equipment performance problems; the unavailability of materials and equipment; accidents; labour force disruptions; force majeure factors; unanticipated transportation costs; and weather conditions. Any of these can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures, and production commencement dates.

The Company’s processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on the results from the operations of the Company. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to a point where the Company could determine that some or all of the Company’s reserves are or could be uneconomic to exploit.

The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investment in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and, in the event of impairment, may be required to write-down the carrying value of one or more mines. This complex process continues for the life of every mine.

As a result of the foregoing risks, and in particular where a project is in a development stage, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs. In addition, estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company’s business, financial condition, results of operations and cash flows.

Mine Development

The Company’s ability to maintain or increase its annual production of copper will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things: the interpretation of geological data obtained from drill holes and other sampling techniques; feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed); precious and base metals price assumptions; the configuration of the ore body, expected recovery rates of metals from the ore; comparable facility and equipment costs; anticipated climatic conditions; and estimates of labour, productivity, royalty or other ownership burdens and other factors. The Company’s development projects are also subject to the successful completion of final feasibility studies, the issuance of necessary permits and the receipt of adequate financing. Although the Company’s feasibility studies are completed with the Company’s knowledge of the operating history of similar ore bodies in the region, actual operating results of its development projects may differ materially from those anticipated. As noted earlier, uncertainties related to operations are even greater in the case of development projects.

Copper and Other Metals Prices

The profitability of the Company’s current operations is directly related and sensitive to the market price of copper and, to a lesser extent, that of gold. Copper and gold prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchasers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors.

Ore Reserve and Resource Estimates

The Company’s reported mineral reserves and resources are only estimates. No assurance can be given that the estimated mineral reserves and resources will be recovered or that they will be recovered at the rates estimated. Mineral reserve and resource estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative. Mineral reserve and resource estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain mineral reserves and resources uneconomic and may ultimately result in a restatement of reserves and/or resources. Moreover, short-term operating factors relating to the mineral reserves and resources, such as the need for sequential development of ore bodies and the processing of new or different ore grades, may adversely affect the Company’s profitability in any particular accounting period.

The Company uses two different standards in determining its mineral resources and reserves: the JORC Code (Australian Code for Reporting of Mineral Resources and Ore Reserves prepared by the Joint Ore Reserves Committee of the Australian Institute of Mining and Metallurgy Institute) or CIM Standards (the “Canadian Institute of Mining, Metallurgy and Petroleum on Mineral Resources and Reserve Definitions and Guidelines”).

No Assurance of Titles or Boundaries

Title to the Company’s properties may be challenged or impugned, and title insurance is generally not available. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Estimation of Asset Carrying Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to: copper, cobalt and sulphuric acid prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its operating and development properties.

Exploration

Since mines have limited lives based on proven and probable ore reserves, the Company continually seeks to replace and expand its reserves. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of mineable reserves. There can be no assurance that the Company’s exploration efforts will result in the discovery of significant copper mineralization or that any mineralization discovered will result in an increase of the Company’s proven or probable reserves. If proven or probable reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. No assurance can be given that the Company’s exploration programs will result in the replacement of current production with new reserves or that the Company’s development program will be able to extend the life of the Company’s existing mines. In the event that new reserves are not developed, the Company will not be able to sustain any mine’s current level of copper beyond the life of its existing reserve estimates.

Insurance

The business of mining and mineral exploration is generally subject to a number of risks and hazards, including: adverse environmental conditions; industrial accidents; contaminations; labour disputes; unusual or unexpected geological conditions; ground or slope failures; cave-ins; changes in the regulatory environment; and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the copper mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms.

Governmental and Environmental Regulation

The Company’s mining operations and exploration activities are subject to extensive foreign laws and regulations which include laws and regulations governing, among other things: exploration; development; production; exports; taxes; labour standards; waste disposal; protection and remediation of the environment; reclamation; historic and cultural resource preservation; mine safety and occupation health; handling; storage and transportation of hazardous substances; and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mines and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development of, or continue to operate, a mine.

As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s operations, could result in substantial costs and liabilities in the future.

The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous foreign agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company’s control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company’s business, operations and prospects.

In addition, new laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on the Company’s results of operations and financial condition.

International Operations

Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits required to operate its businesses in full force and effect or without modification or revocation.

In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties and changes arising therefrom, including, among other things: the risks of war and civil unrest; expropriation; nationalization; renegotiation, nullification, termination or recission of existing concessions or of licenses, permits, approvals and contracts; taxation policies; foreign exchange and repatriation restrictions; changing political conditions; international monetary and market securities fluctuations; and currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in law or policy or to what extent any such developments or changes may have a material adverse effect on the Company’s operations.

Political Unrest

The northeast region of the DRC has undergone civil unrest and instability which could have an impact on political, social or economic conditions in the DRC. Although both Lonshi and Frontier are located in the remote southeast portion of the DRC, the effect of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the mining operations at Lonshi or the development of the Frontier. Any such changes are beyond the control of the Company and may adversely affect its business.

Health

HIV/AIDS, malaria and other diseases are perceived as a serious threat to maintaining a skilled workforce in the Zambian portion of the Copperbelt. The per capita incidence of the HIV/AIDS virus in Zambia is amongst the highest in the world. As such, HIV/AIDS remains a major healthcare challenge faced by the Company’s operations in the country. There can be no assurance that the Company will not lose members of its workforce or lose workforce man-hours, which may have a material adverse effect on the Company’s operations.

Currency

The Company’s revenue from operations is received in United States dollars while a significant portion of its operating expenses are incurred in Zambian Kwacha. Accordingly, foreign currency fluctuations may adversely affect the Company’s financial position and operating results. The Company does not currently engage in foreign currency hedging activities for operational purposes.

Effects of Inflation on Results of Operations

A significant portion of the Company’s operations are located in Zambia which has historically experienced relatively high rates of inflation. Since the Company is unable to control the market price at which it sells the minerals it produces (except to the extent that it enters into forward sales contracts), it is possible that significantly higher inflation in the future in Zambia, without a concurrent devaluation of the local currency against the United States dollar or an increase in the price of such minerals, could have a material adverse effect upon the Company’s results of operations and financial condition.

Key Personnel

The Company is dependent on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals.

Share Price Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities.

Financing

Management believes, and the Company has been successful at, financing its projects and operations over the years. However, the Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally which is cyclical in nature, which may in turn affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares of which, as at December 31, 2005, 61,673,628 were issued and outstanding. The number of adjusted fully diluted shares outstanding as at December 31, 2005 was 64,742,650. Each shareholder is entitled to one vote for each common share registered in his or her name, as the case may be, on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at each annual meeting of the shareholders of the Company.

DIVIDENDS

On March 18, 2005 the Company announced that it would pay an inaugural dividend of Cdn$0.06 per common share in respect of the year ended December 31, 2004, which was paid on April 25, 2005 to shareholders of record on April 11, 2005.

In August of 2005, the Company announced that it would pay its first interim dividend of Cdn$0.02 per common share to shareholders of record based on a record date of August 26, 2005. The dividend was paid to shareholders on September 16, 2005. The dividend represented one third of the dividend paid by the Company earlier in 2005 in respect of the 2004 financial year, in accordance with the Company’s dividend policy, which is set out below. On March 13, 2006, the Company announced that it would pay, on May 10, 2006, a final dividend in the amount of Cdn$0.265 per common share to shareholders of record of the Company as of April 19, 2006. This dividend and the interim dividend paid to holders of common shares on September 16, 2005 represented in the aggregate ten per cent of the Company’s after-tax profits for the 2005 financial year.

The Company’s dividend policy implements a progressive dividend with future payments established in line with the Company’s annual results and cash flow. Under this policy, the Company expects to pay two dividends a year, an interim dividend declared after the release of the second quarter results and a final dividend based upon announcement of the year-end results. Interim dividends are set at one-third of the total dividend paid in the previous financial year. The final dividend amount is determined based on the financial performance of the Company.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the TSX under the symbol “FM”. On April 9, 2001, the common shares were listed for trading on the Alternative Investment Market operated by the London Stock Exchange plc under the symbol “FQM”. The TSX is the principal exchange on which the common shares of the Company are traded. The table shown below presents the high and low sale prices for the common shares and their trading volumes, on a monthly basis, on the TSX for 2005.

Month	High Cdn$	Low Cdn$	Volume

January	20.57	16.60	4,034,095

February	24.26	18.78	7,364,668

March	26.33	21.20	5,773,810

April	25.00	18.77	3,200,936

May	23.70	18.25	6,338,329

June	23.99	20.55	4,585,354

July	27.30	21.50	2,744,893

August	27.44	23.70	3,104,990

September	31.00	25.19	2,493,414

October	30.84	25.60	5,095,313

November	30.97	27.35	3,479,896

December	37.74	29.50	3,736,075

DIRECTORS AND OFFICERS

The names and provinces or states and countries of residence of the directors and officers of the Company, positions held by them with the Company, and their principal occupations and shareholdings in the Company as at December 31, 2005 are set forth below. Each director is elected to hold office until the next annual meeting of shareholders of the Company or until his successor is elected or appointed.

Name, Residence and Office with the Company	Principal Occupation(5)	Commencement of Directorship and Expiry(7)

Philip K. R. Pascall(4) Western Australia, Australia Chairman, Chief Executive Officer, director	Chairman and Chief Executive Officer of the Company	June, 1996

G. Clive Newall(4) West Sussex, United Kingdom President, director	President of the Company	May, 1996

Martin R. Rowley Western Australia, Australia Chief Financial Officer, director	Chief Financial Officer of the Company	March, 1997

Rupert Pennant-Rea(1)(2)(3)(4) London, United Kingdom director	chairman and non-executive director of Henderson Group plc, an investment management and financial services firm; chairman of the Stationery Office Holdings plc from 1996 to 2005	May, 2001

Peter St George(1)(2)(3) New South Wales, Australia director	chairman and non-executive director of Walter Turnbull; non-executive director of SFE Corporation Limited; Managing Director, Chief/Co-Chief Executive Officer, Salomon Smith Barney Australia from 1998 to 2001	October, 2003

Andrew B. Adams(1)(2)(3) Ontario, Canada director	corporate director, 2004 to present; director, Vice-President and Chief Financial Officer of Aber Diamond Corporation from 1999 to 2003;	June, 2006

Andrew C. Hancharyk(6) British Columbia, Canada General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Company since September 2005; Associate Counsel for Sherritt International Corporation from 1998 to 2005	N/A

(1)	Denotes member of audit committee.

(2)	Denotes member of compensation committee.

(3)	Denotes member of corporate governance committee.

(4)	Denotes member of environmental, health and safety committee.

(5)	Includes occupations for preceding five years.

(6)	Appointed as General Counsel and Corporate Secretary effective September 6, 2005.

(7)	Each director is elected to hold office until the next annual meeting of the shareholders of the Company or until his successor is elected or appointed.

Aggregate Ownership of Securities

As at December 31, 2005, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 1,413,345 common shares constituting 2.29% of the issued and outstanding common shares of the Company.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Company has, within the past ten years, been a director, officer or promoter of any issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days, or was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that issuer.

Penalties or Sanctions

No director, officer or promoter of the Company has, within the past ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or to theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Company has, within the past ten years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual.

Conflicts of Interest

Certain directors and officers of the Company are directors, officers and/or shareholders of other private and publicly listed companies, including companies that compete with the Company. To the extent that such other companies may participate in or be affected by ventures involving the Company, these directors and officers of the Company may have conflicting interests. While there is potential for such conflicts to arise, the board of directors of the Company has not received notice from any director or officer of the Company indicating that such a conflict currently exists. Conflicts of interest affecting the directors and officers of the Company will be governed by the Business Corporations Act (British Columbia) and other applicable laws. In the event that such a conflict of interest arises at a meeting of the board of directors of the Company, a director who has such a conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

MATERIAL CONTRACTS

Contracts entered into by the Company during the course of 2005 were in the ordinary course of business for the Company. Such contracts are not material when considered in the context of the Company’s business and the industry within which it operates. Contracts which are in the ordinary course of business and which related to the operations of the Company are described in this AIF under the following headings: “Three Year History”, “Kansanshi Division – Project Overview and History”, “Kansanshi Division – Sales of Copper and Gold”, “Guelb Moghrein – Project Overview and History”, “Exploration – Zambia”, and “Credit Facilities”.

INTERESTS OF EXPERTS

The following persons prepared reports under NI 43-101, referenced earlier in this AIF, during the Company’s 2005 financial year:

(i)	A.R. Cameron, Mining Engineer with A & J Cameron & Associates, in connection with the technical report in respect of Kansanshi dated February 7, 2005;

(ii)	Gayle Hanssen, Director and Geological Consultant with Digital Mining Services, in connection with the technical report in respect of Frontier dated June 9, 2005; and

(iii)	Kennedy Mtetwa, Geological Consultant with Digital Mining Services, in connection with the technical report in respect of Frontier dated June 9, 2005.

The individuals noted above own in the aggregate less than one per cent of the common shares of the Company.

PricewaterhouseCoopers LLP (“PwC”) are the independent auditors of the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s transfer agent is Computershare Trust Company of Canada, which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3C9.

AUDIT COMMITTEE DISCLOSURE

Audit Committee — General

The Audit Committee operates under the guidelines of the Audit Committee charter which is reproduced later in this AIF. The Audit Committee, among other things, reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls and the resolution of issues identified by the Company’s auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company’s auditors both with and without the presence of any other members of the Company’s management.

Composition of the Audit Committee

The Audit Committee is comprised of the following three directors: Messrs. Adams, Pennant-Rea and St George. The chairman of the Audit Committee is Mr. Adams.

Relevant Education and Experience of the Audit Committee

Andrew Adams obtained his B.Sc (Accounting and Statistics) from Southampton University and then qualified as a chartered accountant in the U.K. in 1981. He has over 20 years of financial experience in the mining industry, including as Chief Financial Officer of Aber Diamond Corporation from 1999 to 2003 and Chief Financial Officer of Anglo Gold North America from 1995 to 1999.

Mr. Pennant-Rea obtained degrees in economics from Trinity College in Dublin and the University of Manchester. Mr. Pennant-Rea is the chairman of the audit committees of British American Tobacco plc and Sherritt International Corporation. He is also a member of the audit committee of Gold Fields Ltd. He has been editor of The Economist and Deputy Governor of the Bank of England. Mr. Pennant-Rea is both independent and financially literate.

Mr. St George qualified as a chartered accountant in South Africa in 1972 and has more than thirty (30) years experience in the finance industry in mergers and acquisitions and corporate advice. He was Chief Executive Officer of Salomon Smith Barney Australia and Natwest Markets Australia for a combined period of more than six years. Mr. St George is a non-executive director of the SFE Corporation Limited (the Sydney Futures Exchange) and chairman of Walter Turnbull, an accountancy and financial services firm. Mr. St George obtained a Masters of Business Administration from the University of Cape Town in 1972. Mr. St. George is both independent and financially literate.

Principal Accounting Firm Fees

From time to time PwC also provides advisory and other non-audit services to the Company and certain of its subsidiaries the details of which are summarized below. As a policy, the Company does not engage its auditors to provide services in connection with internal audit and financial information systems design and implementation. As a matter of policy, all non-audit related services are generally pre-approved by the Audit Committee.

The following table summarizes fees billed by PwC during the last two financial years:

Fees in dollars (Cdn)	December 31, 2005	December 31, 2004

Audit Fees	356,146	182,800
Audit-Related Fees(1)	10,044	33,583
Tax Fees(2)	89,505	190,582
All Other Fees(3)	$Nil	87,100

Total	455,695	494,065

(1)	Includes prospectus related services

(2)	Includes tax compliance and tax planning

(3)	Includes due diligence services

The Audit Committee considered whether the provision of the above-captioned services was compatible with maintaining auditor independence and determined that such services were fully compatible with the maintenance of the auditor’s independence.

Pre-Approval Policies

The Audit Committee has considered and adopted a pre-approval policy in respect of non-audit services performed by its auditors. The Audit Committee’s charter provides that the Audit Committee must approve in advance the provision of non-audit services by the Company’s auditors. This is done at the beginning of each financial year. Under the pre-approval policy of the Company, its auditors are required to prepare a quarterly statement regarding the assignments accepted by them including non-audit services. In addition, the auditors must notify the Chairman of the Audit Committee of any non-audit service the fees for which (i) exceed a pre-determined amount per assignment and (ii) which exceed pre-determined increments thereafter.

Audit Committee Charter

The actual text of the Audit Committee’s charter, as amended, is set out in Exhibit “A” to this AIF.

ADDITIONAL INFORMATION

Additional information about the Company may be found on SEDAR at www.sedar.com.

Further information, including particulars of directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its most recent annual meeting of holders of the Company’s common shares. Additional financial information is provided in the Company’s comparative consolidated financial statements and management’s discussion and analysis for its most recently completed financial year, a copy of which has been filed with the securities commissions in each Canadian province in which the Company is a reporting issuer and which is available on SEDAR at www.sedar.com.

EXHIBIT “A”
TO
ANNUAL INFORMATION FORM
DATED MARCH 31, 2006

TEXT OF AUDIT COMMITTEE CHARTER

“1.	OVERALL PURPOSE / OBJECTIVES

The audit committee (the “Committee”) of the board of directors (the “Board”) will provide independent review and oversight of the Company’s financial reporting process, the system of internal control and management of financial risks, and the audit process, including the selection, oversight and compensation of the company’s external auditors. The Committee will also assist the Board in fulfilling its responsibilities in reviewing the Company’s process for monitoring compliance with laws and regulations and the Company’s code of conduct policy. In performing its duties, the Committee will maintain effective working relationships with the Board, management, internal audit and the Company’s external auditors and monitor the independence of the external auditors.

To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.	AUTHORITY

The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to retain outside legal or professional counsel and other experts and to ensure the attendance of Company officers at meetings as appropriate.

3.	ORGANIZATION

3.1	Membership

a)	The Committee shall be comprised of at least three directors. Each Committee member shall be an “unrelated director” in accordance with the Corporate Governance Guidelines of the Toronto Stock Exchange and shall be independent in accordance with the rules of the relevant Canadian securities administrators, the most recent of which are set out in Schedule “I” hereto.

b)	All members shall, to the satisfaction of the Board, be financially literate.

c)	The chairman of the Committee (the “Chairman”) will be nominated by the Committee from time to time.

d)	A quorum for any meeting will be two members.

e)	The secretary of the Committee will be such person as nominated by the Chairman.

3.2	Attendance at Meetings

a)	The Committee may invite such other persons to its meetings as it deems appropriate.

b)	The external auditors will be present at each quarterly audit committee meeting, unless otherwise requested by the Chairman, and are expected to provide comment on the financial statements and their work in relation to the financial statements and other disclosure documents in accordance with their professional standards. The auditors will also have direct access to the Committee without the need to use management as a conduit.

c)	Meetings shall be held not less than four times a year. Special meetings shall be convened as required. Either auditors or management may request that the Committee convene a meeting if they consider that it is necessary.

d)	The proceedings of all meetings will be minuted.

4.	ROLES AND RESPONSIBILITIES

The Committee will:

a)	Review with the auditors and management the adequacy and effectiveness of the Company’s controls over financial reporting;

b)	Make inquiries of management and the auditors to gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively;

c)	Review the confirmation of compliance with the Company’s policies on controls over financial reporting;

d)	Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements;

e)	Review any legal matters which could significantly impact the financial statements as reported on by the general counsel and meet with external counsel whenever deemed appropriate;

f)	Meet with management and the external auditors to review the annual audited and quarterly interim financial statements including management’s discussion and analysis (“MD & A”) as well as earnings press releases and determine whether they are complete and consistent with the information known to committee members; determine that the external auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles, and, if appropriate, recommend to the Board that the audited annual and quarterly interim financial statements including MD & A as well as earnings press releases be included in the Company’s securities filings;

g)	Pay particular attention to complex and/or unusual transactions such as those involving derivative instruments and consider the adequacy of disclosure thereof;

h)	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies;

i)	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment;

j)	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

i.	actual financial results for the period varied significantly from budgeted or projected results;

ii.	generally accepted accounting principles have been consistently applied;

iii.	there are any actual or proposed changes in accounting or financial reporting practices; and

iv.	there are any significant or unusual events or transactions which require disclosure and, if so, consider the adequacy of that disclosure;

k)	Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting;

l)	Review the external auditors’ proposed audit scope and approach and ensure no unjustifiable restriction or limitations have been placed on the scope;

m)	Review the performance of the auditors;

n)	Approve any permissible non-audit engagements of the external auditor in accordance with applicable laws and policies;

o)	Consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Committee will obtain from the external auditors, on an annual basis, a formal written statement delineating all relationships between the external auditors and the Company which could be seen to bear on the independence of the auditors;

p)	Set clear hiring policies for employees or former employees of the external auditors;

q)	Make recommendation to the Board regarding the selection, evaluation, and, if and when appropriate, replacement of the external auditors, subject to approval of shareholders if required by statute;

r)	Approve the appropriate audit engagement fees for the external auditors;

s)	Ensure that the external auditors report directly to the Committee and are made accountable to the Board and the Committee;

t)	Meet separately with the external auditors to discuss any matters that the committee or external auditors believe should be discussed privately, including the results of the external auditors’ review of the adequacy and effectiveness of the company’s accounting and financial controls;

u)	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors;

v)	Obtain regular updates from management and the company’s legal counsel regarding compliance matters, as well as periodic certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior management as to compliance with the Company’s employee code of conduct policy when deemed necessary;

w)	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business;

x)	Prepare and publish an annual committee report in the Company’s annual information form in accordance with the rules of the relevant Canadian securities administrators;

y)	Perform other functions as requested by the full Board;

z)	If necessary, institute special investigations and, if appropriate, hire special counsel or experts to assist;

aa)	Review and update the Committee charter and receive approval of such changes from the Board;

bb)	Work with the Board to determine an appropriate annual budget for the Committee and its required activities, including but not limited to, the compensation of the external auditors and any outside counsel or other experts retained by the Committee; and

cc)	Create specific procedures for the receipt, retention and treatment of complaints regarding the company’s accounting, internal accounting controls and auditing matters. These procedures will include, among other things, provisions for the confidential treatment of complaints and anonymity for employees desiring to make submissions.

SCHEDULE “I”

1.	Meaning of Independence

(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)	For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

(c)	an individual who:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

(i)	is a partner of a firm that is the issuer’s internal or external auditor,

(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because

(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)	For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)	the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

(a)	has previously acted as an interim chief executive officer of the issuer, or

(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

2.	Additional Independence Requirements

(1)	Despite any determination made under section 1, an individual who

(a)	accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or

(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by

(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)	an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)	For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.”